   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997

                                                      REGISTRATION NO. 33-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------

                                   FORM S-6
            REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933

                               ----------------

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                             (EXACT NAME OF TRUST)

                      METROPOLITAN LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)
                               1 Madison Avenue
                           New York, New York 10010
         (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             GARY A. BELLER, ESQ.
                 Executive Vice-President and General Counsel
                      Metropolitan Life Insurance Company
                               1 Madison Avenue
                           New York, New York 10010
               (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                               ----------------

                                  Copies to:
               GARY O. COHEN, ESQ. and THOMAS C. LAUERMAN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C. 20036

                               ----------------

                 Title and amount of securities being offered:
              An indefinite amount of separate account interests
            under a variable additional insurance dividend option.

  AMOUNT OF FILING FEE: None required.

  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practical after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               ----------------

  Registrant elects to be governed by Rule 6e-3(T)(B) under the Investment Company Act of 1940 with respect to the variable additional insurance dividend option.

-------------------------------------------------------------------------------
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

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL

                      METROPOLITAN LIFE INSURANCE COMPANY

                             CROSS-REFERENCE TABLE

ITEMS OF
FORM N-8B-2                               CAPTIONS IN PROSPECTUS
-----------                               ----------------------
   1...................... Cover Page
   2...................... SUMMARY--About Metropolitan Life
   3...................... Inapplicable
   4...................... SALES AND ADMINISTRATION OF THE VAI; SUMMARY--About
                            Metropolitan Life
   5, 6, 7................ SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND--The
                            Separate Account; STATE REGULATION
   8...................... FINANCIAL STATEMENTS
   9...................... Inapplicable
  10(a)................... General Account and The Policy
  10(c), 10(d)............ DEFINITIONS--Valuation Date; SUMMARY--Withdrawals
                            and Transfers; VAI BENEFITS; VAI RIGHTS--Withdrawal
                            and Transfer Privileges; VAI RIGHTS--Surrenders;
                            PAYMENTS; GENERAL ACCOUNT AND THE POLICY
  10(e)................... VAI TERMINATION AND REINSTATEMENT
  10(f)................... VOTING RIGHTS
  10(g)(1)-(3), 10(h)(1)-
   (3).................... RIGHTS RESERVED BY METROPOLITAN LIFE
  10(g)(4), 10(h)(4)...... Inapplicable
  10(i)................... VAI BENEFITS--VAI Death Benefits; VAI Cash Value;
                            Optional Income Plans; PAYMENTS; ISSUANCE OF A VAI;
                            VAI TERMINATION AND REINSTATEMENT
  11...................... SUMMARY--The Separate Account and the Metropolitan
                            Series Fund; SEPARATE ACCOUNT AND METROPOLITAN SE-
                            RIES FUND--Metropolitan Series Fund
  12(a)................... Cover Page
  12(b), 12(e)............ Inapplicable
  12(c), 12(d)............ SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND--Met-
                            ropolitan Series Fund
  13(a), 13(b), 13(c),     SUMMARY--The Separate Account and the Metropolitan
   13(d)..................  Series Fund; GENERAL ACCOUNT AND THE POLICY; Sepa-
                            rate Account Charge; Other Charges; Surrenders
  13(e)................... SALES AND ADMINISTRATION OF THE VAI
  13(f), 13(g)............ Inapplicable
  14...................... PAYMENTS--Issuance of a VAI; SALES AND ADMINISTRA-
                            TION OF THE VAI

ITEMS OF
FORM N-8B-2                               CAPTIONS IN PROSPECTUS
-----------                               ----------------------
  15...................... PAYMENTS
  16...................... SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND--Met-
                            ropolitan Series Fund
  17(a), 17(b)............ Captions referenced under Items 10(c), 10(d), 10(e)
                            and 10(i) above
  17(c)................... Inapplicable
  18(a), 18(c)............ SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND
  18(b), 18(d)............ Inapplicable
  19...................... SALES AND ADMINISTRATION OF THE VAI; VOTING RIGHTS;
                            REPORTS
  20(a), 20(b)............ RIGHTS RESERVED BY METROPOLITAN LIFE; SEPARATE AC-
                            COUNT AND METROPOLITAN SERIES FUND--The Separate
                            Account
  20(c), 20(d), 20(e),
   20(f).................. Inapplicable
  21(a), 21(b)............ VAI RIGHTS--Loan Privileges; GENERAL ACCOUNT AND THE
                            POLICY--Payment and Deferment
  21(c), 22............... Inapplicable
  23...................... SALES AND ADMINISTRATION OF THE VAI
  24...................... GENERAL ACCOUNT AND THE POLICY
  25...................... SUMMARY--About Metropolitan Life
  26...................... Inapplicable
  27...................... SUMMARY--About Metropolitan Life
  28...................... MANAGEMENT
  29...................... Inapplicable
  30, 31, 32, 33, 34...... Inapplicable
  35...................... STATE REGULATION
  36, 37.................. Inapplicable
  38...................... SALES AND ADMINISTRATION OF THE VAI; DISTRIBUTION OF
                            THE VAI
  39...................... SUMMARY--About Metropolitan Life; SALES AND ADMINIS-
                            TRATION OF THE VAI; DISTRIBUTION OF THE VAI
  40(a)................... Inapplicable
  40(b)................... SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND--Met-
                            ropolitan Series Fund
  41(a)................... SUMMARY--About Metropolitan Life; SALES AND ADMINIS-
                            TRATION OF THE VAI
  41(b), 41(c), 42, 43.... Inapplicable
  44(a)................... SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND--Met-
                            ropolitan Series Fund; VAI BENEFITS--Cash Value
  44(b)................... Inapplicable
  44(c)................... CHARGES--Separate Account Charge--Cost of Insurance
                            Charge

ITEMS OF
FORM N-8B-2                                  CAPTIONS IN PROSPECTUS
-----------                                  ----------------------
  45......................... Inapplicable
  46......................... Captions referenced under Item 44 above
  47......................... Captions referenced under Items 10(c) and 16 above

  48, 49................... Inapplicable
  50....................... SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND--The
                             Separate Account
  51(a), 51(b)............. SUMMARY--About Metropolitan Life; Cover Page; VAI in
                             Brief
  51(c), 51(d), 51(e)...... Captions referenced under Item 10(i) above
  51(f).................... TERMINATION AND REINSTATEMENT
  51(g).................... Captions referenced under Items 10(i) and 13 above
  51(h), 51(j)............. Inapplicable
  51(i).................... DISTRIBUTION OF THE VAI
  52(a), 52(c)............. RIGHTS RESERVED BY METROPOLITAN LIFE
  52(b), 52(d)............. Inapplicable
  53(a).................... FEDERAL TAX MATTERS
  53(b), 54 through 58..... Inapplicable
  59....................... FINANCIAL STATEMENTS

                                JANUARY 1, 1998
                                  PROSPECTUS
                                      for
                 VARIABLE ADDITIONAL INSURANCE DIVIDEND OPTION
                                   Issued by
                      METROPOLITAN LIFE INSURANCE COMPANY

  The Variable Additional Insurance Dividend Option ("VAI") is available as a rider to a fixed benefit life insurance base policy which is offered by Metropolitan Life Insurance Company ("Metropolitan Life"). The VAI can accept VAI premium payments ("payments") that are derived from dividends from the base policy and any other additional benefit riders, as well as dividends or transfers of cash value from certain other dividend options to the base policy. The owner has the flexibility to vary the frequency and amount of payments, subject to certain restrictions and conditions.

  The VAI cash value and death benefit will vary with the investment experience of the MetLife Stock Index investment division of the Metropolitan Life Separate Account UL ("Separate Account)" to which amounts held pursuant to the VAI are allocated. The VAI cash value and the VAI death benefit will also be adjusted for other factors, including the amount of charges imposed and the payments made into the VAI. The owner may withdraw all or a portion of the VAI cash value at any time and for any reason, without charge. The owner may also transfer the VAI cash value to the fixed benefit additional insurance dividend option, or for use as a payment of any premium, loan interest or charges due under the base policy, its additional benefit riders or dividend options.

  The payments to the VAI will be allocated to the MetLife Stock Index investment division of the Separate Account. The assets in the investment division are invested in shares of a corresponding portfolio of the Metropolitan Series Fund, Inc. ("Fund"). Metropolitan Life is the investment manager of the Fund and the Portfolio and the distributor of its shares. Metropolitan Life also distributes and administers the VAI. The prospectus for the Fund describes the investment objective and certain attendant risks of the MetLife Stock Index Portfolio, which is currently the only Portfolio available under the VAI. The Fund and the Separate Account have additional funding options which Metropolitan Life may, in the future, make available under the VAI.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. INTERESTS IN THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, OR GUARANTEED BY THE U.S. GOVERNMENT, ANY BANK OR OTHER DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY, ENTITY OR PERSON, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO THE CURRENT PROSPECTUS FOR THE METROPOLITAN SERIES FUND, INC., WHICH CONTAINS ADDITIONAL INFORMATION ABOUT THE FUND.

       THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

1 Madison Avenue, New York, New York 10010             Telephone (800) 638-5000

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
DEFINITIONS...............................   3
SUMMARY...................................   5
 Purpose of Summary.......................   5
 About Metropolitan Life..................   5
 VAI in Brief.............................   5
 Payments.................................   5
 VAI Cash Value...........................   5
 VAI Death Benefit........................   5
 The Separate Account and the Metropolitan
  Series Fund.............................   5
 Separate Account Charge..................   6
 Cost of Insurance Charge.................   6
 Withdrawals and Transfers................   6
 Loans....................................   6
 Fund Investment Management Fees and Di-
  rect Expenses...........................   6
 Tax Treatment of Cash Value..............   6
 Tax Treatment of the Death Benefit.......   7
 Communications...........................   7
SEPARATE ACCOUNT AND METROPOLITAN
 SERIES FUND..............................   8
 The Separate Account.....................   8
 Metropolitan Series Fund.................   8
VAI BENEFITS..............................   9
 VAI Death Benefits.......................   9
 VAI Cash Value...........................   9
 Optional Income Plans....................   9
ISSUANCE OF A VAI.........................  10
PAYMENTS..................................  10
VAI TERMINATION AND REINSTATEMENT.........  10
CHARGES...................................  11
 Separate Account Charge..................  11
 Charge for Income Taxes..................  11

                                                                         PAGE
                                                                         ----
 Cost of Insurance Charge...............................................  11
 Guarantee of Certain Charges...........................................  12
 Other Charges..........................................................  12
NET SINGLE PREMIUM......................................................  12
ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, AND ACCUMULATED PREMIUMS..  12
VAI RIGHTS..............................................................  15
 Loan Privileges........................................................  15
 Withdrawal and Transfer Privileges.....................................  15
 Surrenders.............................................................  16
 Automatic Transfers of VAI Cash Value..................................  16
GENERAL ACCOUNT AND THE POLICY..........................................  16
RIGHTS RESERVED BY METROPOLITAN LIFE....................................  17
SALES AND ADMINISTRATION OF THE VAI.....................................  18
DISTRIBUTION OF THE VAI.................................................  18
FEDERAL TAX MATTERS.....................................................  18
 Taxation of the Policy.................................................  18
 Taxation of Metropolitan Life..........................................  20
MANAGEMENT..............................................................  21
VOTING RIGHTS...........................................................  24
 Disregard of Voting Instructions.......................................  24
REPORTS.................................................................  24
STATE REGULATION........................................................  24
REGISTRATION STATEMENT..................................................  24
LEGAL MATTERS...........................................................  25
EXPERTS.................................................................  25
FINANCIAL STATEMENTS....................................................  25
INDEPENDENT AUDITORS' REPORT............................................  26
APPENDIX TO PROSPECTUS..................................................  65

  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. METROPOLITAN LIFE DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED PROSPECTUS OR ANY SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY METROPOLITAN LIFE.

                                  DEFINITIONS

  Attained Age--the age in years and days of the insured on any given date. The attained age is computed using the issue age.

  Base Policy--the fixed benefit life insurance policy offered by Metropolitan Life to which the VAI is an endorsement.

  Beneficiary--The beneficiary is the person or persons designated by the Owner to receive the death benefit upon the death of the insured. The beneficiary must be the same for the VAI and the base policy.

  Cash Value--Amounts in the VAI or other components of the Policy. Policy cash value refers to the sum of all these amounts.

  Cost of Insurance Charge--A charge that is deducted daily from the VAI cash value which compensates Metropolitan Life for insurance coverage provided under the VAI.

  Date of Base Policy--The date set forth in the base policy that is used to determine base policy years and base policy months from issue. Base policy anniversaries are measured from the date of the base policy. VAI years are measured from the date Metropolitan Life approves the application for the VAI.

  Designated Office--The home office of Metropolitan Life at 1 Madison Avenue, New York, New York 10010, to which all Policy owner communications are to be sent. Metropolitan Life may, by written notice, name other locations within the United States to serve as designated offices, in place of or in addition to the home office.

  Dividend Option--The method elected by the Owner under which any dividends from the Policy, as well as cash value transfers from other dividend options, may be applied to accumulate additional cash value and purchase additional death benefits. The VAI is a dividend option made available by rider to the base policy.

  Dividend Payment Date--The last day of the base policy year. The dividend payment date is the same for each component of the Policy and is set forth in the base policy.

  DWI--The dividends with interest dividend option that allows the Owner to accumulate dividends from the Policy. The accumulated dividends under this option will earn currently taxable interest at a rate declared periodically. No dividends are credited on accumulated amounts in this dividend option.

  General Account--The assets of Metropolitan Life other than those allocated to the Separate Account or any other legally-segregated separate account.

  Indebtedness--The total of any unpaid loan and loan interest.

  Insured--The person upon whose life the VAI is issued. The insured must be the same for the VAI and the base policy.

  Investment Start Date--The dividend payment date of the first base policy dividend that is allocated to the Separate Account or, if sooner, the date of a transfer of cash value to the VAI from another dividend option.

  Investment Division--A subdivision of the Separate Account. The assets in an investment division are invested exclusively in the shares of a specified portfolio.

  Issue Age--The age of the insured as of the birthday prior to or coincident with the date of base policy.

  Net Single Premium--The single premium amount based on the insured's attained age, sex and rate class by which the VAI cash value is divided in order to determine the daily VAI death benefit in thousands of dollars. A table of net single premiums will be included in each VAI.

  Owner--The person so designated in the application or as subsequently changed as VAI owner. The Owner must be the same for the VAI and the base policy.

  Payments--any amounts that are applied to the VAI as premium payments.

  Policy--For ease of reference, the term Policy shall be used in this Prospectus to refer collectively to the base policy, dividend options (including the VAI) and any other riders or additional benefits that an Owner has purchased or elected in connection with the base policy.

  Portfolio--A portfolio represents a different class (or series) of stock of the Metropolitan Series Fund, Inc., a mutual fund in which the Separate Account assets are invested.

  Riders--documents through which additional benefits can be purchased by an Owner and which are available as supplemental benefits to the base policy.

  Separate Account--Metropolitan Life Separate Account UL, a separate investment account of Metropolitan Life in which payments to the VAI are invested.

  Separate Account Charge--A charge that is deducted daily from the cash value in the Separate Account and which compensates Metropolitan Life for administration services and the mortality and expense risks assumed by Metropolitan Life under the VAI.

  VAI--The variable additional insurance dividend option offered by Metropolitan Life for use with the base policy and described in this Prospectus.

  Valuation Date--Each day on which the New York Stock Exchange is open for trading or, on days other than when the New York Stock Exchange is open, on which it is determined that there is a sufficient degree of trading in the Fund's portfolio securities that the current net asset value of its redeemable securities might be materially affected. Valuations for any date other than a Valuation Date will be determined as of the next Valuation Date.

  Valuation Period--The period between two successive Valuation Dates, commencing at 4:00 p.m., New York City time, on each Valuation Date and ending at 4:00 p.m., New York City time or, if earlier, the New York City time at which the actual suspension of trading on the New York Stock Exchange, which ends the day's trading, occurs due to unusual circumstances on the next succeeding Valuation Date.

  This Prospectus describes only the VAI, since it is only through the VAI that interests in the Separate Account are currently being offered. Other aspects of the Policy are referred to only to give a better understanding of how the VAI functions.

                                    SUMMARY
 ................................................................................

PURPOSE OF SUMMARY

  This summary was written to give you an overview of the VAI and is qualified by the more detailed information provided in the prospectus and the VAI. You may find it helpful to review the definitions of terms described preceding this summary before reading the prospectus in full.

ABOUT METROPOLITAN LIFE

  Metropolitan Life, the issuer of the VAI, is a mutual life insurance company incorporated under the laws of the State of New York in 1866. Its home office is located at 1 Madison Avenue, New York, New York 10010. MetLife is authorized to transact business in all states of the United States, the District of Columbia, Puerto Rico, and all Provinces of Canada. Metropolitan Life, serving millions of people, is one of the largest financial services companies in the world with many of the largest United States corporations for its clients. On December 31, 1996, Metropolitan Life and its affiliates had total life insurance in force of approximately $1.6 trillion and total assets under management of approximately $298 billion.

VAI IN BRIEF

  The VAI is offered as an optional rider to the base policy. It is designed to allow the Owner to participate in equity investing through the Separate Account using dividends from the Policy as well as transfers of cash value from other dividend options as payments for the VAI. Once elected, the VAI comes into existence when a base policy dividend is first credited to the VAI or, if earlier, when a cash value transfer from another dividend option is allocated to the VAI. This cannot currently be any earlier than the end of the second year that the base policy has been in effect. The VAI cannot be elected while any term insurance is in effect under the base policy's Flexible Additional Insurance Rider ("FLAIR"). Once the FLAIR becomes fully funded, or if the term insurance provided by "FLAIR" is discontinued, the VAI may be elected. The VAI provides death benefit and cash value accumulation through the investment experience of the MetLife Stock Index Portfolio.

PAYMENTS

  The Owner decides whether dividends from the Policy will be used as VAI payments. The Owner may direct any such payment derived from dividends to be applied to the VAI, provided such direction is received at the designated office at least sixty days prior to the date any such dividend is paid. Currently, these dividends are declared annually. The Owner can also at any time transfer cash value from other dividend options to the VAI. The VAI rider does not assure or guarantee any amount of dividends or cash value under the Policy. DIVIDENDS THAT ARE USED AS VAI PAYMENTS ARE BASED ON METROPOLITAN LIFE'S CURRENT DIVIDEND SCALE WHICH CANNOT BE GUARANTEED AND IS SUBJECT TO CHANGE ANNUALLY BY METROPOLITAN LIFE. (See "Payments to the VAI.")

VAI CASH VALUE

  The VAI cash value is the value in the MetLife Stock Index investment division which reflects the investment experience of the investment division, partial withdrawals or transfers of amounts from the VAI and charges. There is no guaranteed minimum cash value (see "VAI Benefits" and "VAI Rights").

VAI DEATH BENEFIT

  The VAI provides a death benefit that varies each day. It is determined by dividing the VAI cash value for a given day, after deduction of the Separate Account charge and the cost of insurance charge, by the net single premium amount for that day.

THE SEPARATE ACCOUNT AND THE METROPOLITAN SERIES FUND

  Separate Account UL is a separate investment account of Metropolitan Life. Currently only the MetLife Stock Index investment division is available under the VAI; however, Metropolitan Life, in its sole discretion, may make other investment divisions available in the future. The assets of the investment division are invested in the corresponding portfolio of the Metropolitan Series Fund, Inc. (See "Separate Account and Metropolitan Series Fund," and the prospectus for the Fund, which is attached at the end of this Prospectus.)

SEPARATE ACCOUNT CHARGE

  This charge is deducted daily from the cash value in the Separate Account.
The charge compensates Metropolitan Life for the administrative services provided, and the mortality and expense risks assumed, by Metropolitan Life in connection with the VAI. This charge is equal to an effective annual rate of
 .75% of the average daily value of the net assets in the Separate Account which are attributable to the VAI. (See "Separate Account Charge.")

COST OF INSURANCE CHARGE

  This is a daily charge deducted from the VAI cash value which compensates Metropolitan Life for the cost of insurance coverage provided under the VAI. The charge will vary based on several factors including age, sex, rating class and base policy face amount then in effect. (See "Cost of Insurance Charge.")

WITHDRAWALS AND TRANSFERS

  At any time, the Owner may request in writing a partial or full withdrawal of the VAI cash value without charge. The Owner may also request in writing a partial or full transfer of the VAI cash value to be used as a payment of any base policy premium, loan interest or charge due under the Policy.

LOANS

  An Owner may obtain a loan from Metropolitan Life whenever the Policy has a loan value. The VAI cash value is available as security for a loan and will be used to the extent amounts from certain other components of the Policy are not sufficient to provide security for the entire loan amount. (See "Loan Privileges.") If there is an existing loan, the Owner may increase it to not more than the full loan value. The loan value equals the Policy cash value less the anticipated loan interest for the remainder of that base policy year. Any loan amount withdrawn from the VAI is transferred to a fixed additional insurance dividend option as security for the loan, where it will be eligible for dividends. The loan interest accrues daily at a rate set from time to time which will never be more than the maximum allowed by law and will not change more often than once a year. Loans and accrued interest may be repaid in whole or in part (but not less than $50) at any time.

FUND INVESTMENT MANAGEMENT FEES AND DIRECT EXPENSES

  Metropolitan Life receives a fee from the Fund for providing investment management services to the MetLife Stock Index Portfolio. The following chart shows the fee and other Fund expenses for the Portfolio.

    METROPOLITAN SERIES FUND ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE NET
                                    ASSETS)

                                                                 OTHER
                                                               EXPENSES
                                                             AFTER EXPENSE
                                                  MANAGEMENT REIMBURSEMENT
                                                     FEES         (A)      TOTAL
                                                  ---------- ------------- -----
  MetLife Stock Index Portfolio..................    .25%        .05%      .30%

  For a full description of the Fund, see the prospectus for the Fund, which is attached at the end of this Prospectus, and the Fund's Statement of Additional Information referred to therein.

TAX TREATMENT OF CASH VALUE

  The VAI cash value is not subject to income tax until it is withdrawn from the Policy. Except for transfers to the DWI, transfers from the VAI will not be considered withdrawals from the Policy for tax purposes. In general, an Owner will be taxed on the amount of cash value withdrawn from the Policy (including transfers to the DWI) that is in excess of the remaining investment in the Policy (i.e., premiums paid less prior nontaxable withdrawals). This excess is treated as ordinary income. Withdrawals and loans from contracts referred to as modified endowment contracts are taxed on an income first basis to the extent of gain in the contract. A 10% additional tax also applies in certain circumstances. If the VAI is added to a base policy that is part of a collateral assignment equity split-dollar arrangement with an employer, any increase in cash value may be taxable annually. An individual should consult with and rely on the advice of a tax advisor with respect to any type of split-dollar arrangement involving a Policy. (See "Federal Tax Matters.")

TAX TREATMENT OF THE DEATH BENEFIT

  The beneficiary generally will not be subject to income tax on the death benefit proceeds of the Policy. The death benefit under the Policy may be subject to Federal estate tax. (See "Federal Tax Matters.")

COMMUNICATIONS

  Communications should be sent to the Designated Office for the VAI. Metropolitan Life may establish different Designated Offices for various VAI transactions. The Owner should use the forms that Metropolitan Life has prepared for these purposes. The forms may be obtained from an account representative or the Designated Office.

  A payment or other communication is considered received on the date that it is actually received in the Designated Office (the "Date of Receipt") with two exceptions: 1) if received on a day that is not a Valuation Date or 2) if received by other than U.S. mail after 4:00 p.m. New York City time, or if earlier, in the case of a payment, withdrawal or transfer, the New York City time at which an actual suspension of trading occurs due to unusual circumstances. The Date of Receipt will then be the next Valuation Date.

 ...............................................................

SEPARATE ACCOUNT AND METROPOLITAN SERIES FUND
 ...............................................................................

THE SEPARATE ACCOUNT

  The Separate Account, which is a separate investment account of Metropolitan Life, was established by Metropolitan Life pursuant to the New York Insurance Law on December 13, 1988. The Separate Account also receives premium payments in connection with other flexible premium variable life insurance products is-sued by Metropolitan Life. The assets allocated to the Separate Account are the property of Metropolitan Life. Metropolitan Life may accumulate in the Separate Account charges, mortality gains and other amounts in excess of Met-ropolitan Life's liabilities and reserves with respect to the Separate Ac-count, as well as investment gains on such accumulations.

  The Separate Account meets the definition of "separate account" under the federal securities laws. All income, gains and losses, whether or not real-ized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Metropolitan Life. Each VAI provides that such portion of the assets in the Separate Account as equals the liabilities (and reserves) of Metropolitan Life with respect to the Separate Account shall not be chargeable with liabilities arising out of any other business of Metropolitan Life. Metropolitan Life may from time to time transfer to its General Account any assets in the Separate Account in excess of such reserves and liabilities. The liabilities are Metro-politan Life's total commitments under the flexible premium variable life products for which the Separate Account receives premium payments; the re-serves are the assets allocated to pay these commitments.

  Although the Separate Account is an integral part of Metropolitan Life, the Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Registration does not involve supervision of management or investment prac-tices or policies of the Separate Account or of Metropolitan Life by the Com-mission.

  Currently, only the MetLife Stock Index investment division is available un-der the VAI in the Separate Account. The assets in this investment division are invested in a separate class (or series) of stock issued by the Fund. This class of stock represents a separate portfolio within the Fund. New investment divisions may be added as new portfolios are added to the Fund or made avail-able to Owners. MetLife may also, in its sole discretion make additional ex-isting investment divisions available under the VAI. In addition, investment divisions may be eliminated from the Separate Account.

METROPOLITAN SERIES FUND

  The Fund is a "series" type of mutual fund which is registered with the Se-curities and Exchange Commission as a diversified open-end management invest-ment company under the 1940 Act. The Fund has served as the investment medium for the Separate Account since the Separate Account commenced operations.

  MetLife Stock Index Portfolio. The investment objective of this portfolio is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index (adjusted to assume reinvestment of dividends) by investing in the com-mon stock of companies which are included in the index.

  Metropolitan Life acts as the investment manager for the MetLife Stock Index Portfolio.

  Metropolitan Life purchases and redeems Fund shares for the Separate Account at their net asset value without the imposition of any sales or redemption charges. With respect to the VAI, such shares represent an interest in the portfolio of the Fund which corresponds to the MetLife Stock Index investment division. Any dividend or capital gain distributions received from the Fund are likewise reinvested in Fund shares at net asset value as of the dates paid. The distributions have the effect of reducing the value of each share of the Fund and increasing the number of Fund shares outstanding. However, the total cash value in the Separate Account does not change as a result of such distributions.

  On each Valuation Date, shares of the portfolio are purchased or redeemed by Metropolitan Life for the Separate Account, based on, among other things, the amounts of payments allocated to the VAI, dividends and distributions rein-vested, and benefit payments to be effected pursuant to the terms of the VAI as of that date. Such purchases and redemptions for the Separate Account are effected at the net asset value per share for the portfolio determined as of 4:00 p.m., New York City time or if earlier, the New York City time at which an actual suspension of trading on the New York Stock Exchange, which ends the day's trading, occurs due to unusual circumstances.

  A full description of the Fund, its investment policies and restrictions, its charges and other aspects of its operation is contained in the prospectus for the Fund, which is attached at the end of this Prospectus, and in the Statement of Additional Information referred to therein. See "The Fund and its Purpose," in the prospectus for the Fund for a discussion of the different separate accounts of Metropolitan Life and its affiliates that invest in the Fund and the risks related thereto.

 ...............................................................

VAI BENEFITS
 ................................................................................

VAI DEATH BENEFIT

  As long as the VAI remains in force (see "Termination and Reinstatement--Ter-mination"), Metropolitan Life will, upon due proof of the insured's death, pay the VAI death benefit as of the date of death to the named beneficiary. The proceeds may be received by the beneficiary in a single sum or under one or more of the optional income plans set forth in the base policy.

  The death benefit for the VAI is computed by dividing the VAI cash value at the end of the Valuation Period on which the insured dies, after deduction of the Separate Account charge, by the net single premium for that day. The result is multiplied by $1,000 to determine the amount of the death benefit.

  Conditional Guaranteed Minimum VAI Death Benefit. Metropolitan Life will provide a conditional guaranteed minimum VAI death benefit that will be in effect during any "7-pay test" period required under the tax law (see "Taxation of the Policy"). During any "7-pay test" period, the conditional guaranteed minimum VAI death benefit will equal the VAI death benefit at the beginning of any such "7-pay test" period, reduced for any loans, withdrawals or cash value transfers that are allocated to the VAI. The conditional guaranteed minimum VAI death benefit will end if the dividend option for the next dividend payment date is changed from VAI to any other dividend option or any loan, withdrawal or cash value transfer causes the Policy to become a modified endowment contract.

  Minimum Death Benefit. In no event will the death benefit be lower than the minimum amount required to maintain the Policy (excluding DWI) as life insur-ance under federal income tax law and applicable Internal Revenue Service rules.

VAI CASH VALUE

  The total VAI cash value at any time is allocated to the MetLife Stock Index investment division of the Separate Account. The VAI cash value may increase or decrease on each Valuation Date depending on the investment return of that in-vestment division (see "Net Investment Return"). There is no guaranteed minimum cash value in the Separate Account.

  Calculation of VAI Cash Value. On the Investment Start Date, the VAI cash value will equal the payment allocated to the VAI (see "Payments"). Thereafter, on each Valuation Date, the VAI cash value will equal:

(1)The cumulative payments; minus

(2)Any partial cash withdrawal or transfers from the VAI; minus

(3)The Separate Account charge); minus

(4)The Cost of Insurance charge; plus

(5)The cumulative net investment return (discussed below) on the net amount of VAI cash value in the MetLife Stock Index investment division.

  Net Investment Return. The MetLife Stock Index investment division net in-vestment return is determined as of 4:00 p.m., New York City time, or, if ear-lier, the New York City time at which an actual suspension, on the New York Stock Exchange, which ends the day's trading, occurs due to unusual circum-stances, on each Valuation Date. All transactions and calculations with respect to the VAI as of any Valuation Date are determined as of such time.

  The MetLife Stock Index division is credited with a rate of net investment return equal to its gross rate of investment return during the Valuation Period less an adjustment for the Separate Account charges (see "Separate Account Charges"). The investment division's gross rate of investment return is equal to the rate of increase or decrease in the net asset value per share of the un-derlying Fund portfolio over the Valuation Period, adjusted upward to take ap-propriate account of any dividends paid by the portfolio during the period.

  Depending primarily on the investment experience of the underlying Fund port-folio, the MetLife Stock Index investment division's net investment return may be either positive or negative during a Valuation Period.

  From time to time the Separate Account may advertise its performance ranking and rating information among similar investments as compiled by Lipper Analyti-cal Services Inc., Morningstar, Inc. and other independent organizations.

  From time to time the Separate Account may compare the performance of its in-vestment division with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes.

OPTIONAL INCOME PLANS

  During the insured's lifetime, the Owner may arrange for the VAI cash value to be paid in a single sum to an account that earns interest or under one or more of the optional income plans, which are available under the Policy. The election of one of these options causes the VAI to terminate. For more specif-ics regarding optional income plans, see the Appendix to this Prospectus.

 ...............................................................

  When the death benefits due under a Policy are payable in a single sum, the beneficiary also may, within one year of the insured's death, select one or more of these optional income plans, if no payments have yet been made to such beneficiary. If the insurance proceeds become payable under an optional income plan and the beneficiary has the right to withdraw the entire amount, the ben-eficiary may name and change contingent beneficiaries.

ISSUANCE OF A VAI
 ...............................................................................

  Individuals wishing to purchase the VAI must complete an application which will be sent to the Designated Office. The VAI is available as a rider to base policies meeting the minimum face amount and eligibility requirements estab-lished by Metropolitan Life. In determining eligibility requirements, Metro-politan Life will not discriminate unreasonably or unfairly against base pol-icy owners. The application may be completed either at the same time as the application for the base policy or after the base policy has been issued. No evidence of insurability, other than that required in connection with issuance of the base policy, will be required unless the owner desires to make a VAI payment that is derived from another dividend option that does not itself have a death benefit. Acceptance is subject to Metropolitan Life's underwriting rules, and Metropolitan Life reserves the right to reject an application for any reason permitted by law. The VAI cannot be applied for while any term in-surance is in effect under the FLAIR. Once the FLAIR becomes fully funded, or if the term insurance provided by FLAIR is discontinued, the individual may apply for the VAI. Once the application has been accepted by Metropolitan Life, the VAI will come into existence on the Investment Start Date, which cannot currently be earlier than the end of the second year that the base pol-icy has been in effect.

PAYMENTS
 ...............................................................................

  VAI payments are derived from dividends declared on the Policy as well as transfers of cash value from other dividend options. Dividends are currently declared annually by Metropolitan Life's Board of Directors and are based upon the face amounts or death benefits, as applicable, of the Policy and other factors relating to Metropolitan Life's earnings. THESE DIVIDENDS CANNOT BE GUARANTEED AND ARE SUBJECT TO CHANGE. PAYMENTS TO THE VAI WILL NOT GUARANTEE THAT THERE WILL BE ANY VAI DEATH BENEFIT. The death benefit depends upon the VAI cash value.

  The Owner may direct that dividends from the Policy be used as payments for the VAI. Such direction must be made in writing at least sixty days prior to the dividend payment date. Only one election may be made for any dividend pay-ment date and will apply to all dividends payable under the Policy.

  Metropolitan Life will allocate the initial payment to the investment divi-sion on the Investment Start Date. All payments derived from dividends after the initial payment are credited to the investment division as of the Valua-tion Date next following the dividend payment date. Payments derived from the cash value transfers from other dividend options can be used at any time as payments for the VAI and will be credited as of the close of the Valuation Pe-riod on the Date of Receipt of the transfer request.

  There may be cases where the total of all premiums paid could cause the Pol-icy (other than the DWI) to be classified as a modified endowment contract (see "Federal Tax Matters"). The annual statement (see "Reports") sent to each Owner will include information regarding the modified endowment contract sta-tus of a Policy. In cases where a Policy is not an irrevocable modified endow-ment contract, the annual statement will indicate what action the Owner can take to reverse the modified endowment contract status of the Policy.

VAI TERMINATION AND REINSTATEMENT
 ...............................................................................

  Termination. The VAI will terminate if the base policy terminates. The base policy generally will terminate if no base policy premium payment is made within the 31 day grace period after its due date; or if any loan plus inter-est due on the loan is greater than the available cash value in the Policy for more than 31 days after Metropolitan Life mails notice to the Owner. If the insured dies during the grace period, the insurance proceeds will still be payable, but any due and unpaid base policy premiums and any loan and loan in-terest will be deducted from the proceeds. At the end of the grace period, any due and unpaid base policy premiums may be paid with an automatic loan if: 1. the Owner has requested this feature either in the application for the base policy or by written request while no premium is due and unpaid; and 2. the available cash value in the Policy is sufficient to pay the due and unpaid base policy premium. If the automatic loan feature has not been requested, or if it was requested but there is not sufficient cash value to pay any due and unpaid premiums, the base policy will terminate. Insurance coverage may con-tinue after termination of the base policy depending on how long the base pol-icy was in effect before it terminated, the amount of available cash value at the time of its termination and the option upon termination elected by the Owner as included base policy. The VAI will also terminate if the face amount of the base policy is reduced to an amount

 ...............................................................
less than the minimum face amount requirement for VAI eligibility then in ef-fect. Any VAI cash value as of the end of the Valuation Period in which the VAI terminates will be paid out to the Owner, if requested, or applied to any continued coverage, as the case may be.

  Reinstatement. The VAI will be reinstated when the base policy is reinstat-ed. The reinstated VAI will have no cash value until a VAI payment is made. A terminated base policy may be reinstated any time within 3 years (5 years in Missouri and North Carolina) of the due date of the first unpaid base policy premium by submitting the following items to Metropolitan Life: (1) evidence of insurability satisfactory to Metropolitan Life; (2) all overdue base policy premiums to the date of reinstatement with compound interest at the rate of 6% a year; and (3) payment of any loan (plus interest) in effect on the due date of the first unpaid base policy premium plus any loan taken after that. Com-pound interest to the date of reinstatement will be charged on any unpaid loan at the applicable Policy loan interest rate, as would have been charged if all due premiums had been paid.

  The date of Policy reinstatement will be the date of approval of the rein-statement. The terms of the original Policy, including the VAI net single pre-mium and maximum percentages for insurance coverage provided therein, will ap-ply to the reinstated Policy.

CHARGES
 ...............................................................................

SEPARATE ACCOUNT CHARGE

  A daily charge is made against the Separate Account to compensate Metropoli-tan Life for administrative services provided and mortality and expense risks assumed by Metropolitan Life. This charge is equal to an effective annual rate of .75% of the average daily value of the net assets in the Separate Account which are attributable to the VAI. Administrative services rendered with re-spect to the VAI include the cost of processing applications, determining in-surability and the insured's risk class, establishing and maintaining VAI rec-ords, and communicating with Owners. The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, thus, a greater amount of death benefit than expected will be payable. The expense risk assumed is that expenses incurred in issuing and administering the VAI will be greater than estimated.

  Metropolitan Life will realize a gain if the Separate Account charge proves ultimately to be more than sufficient to cover its actual costs. If the charge is not sufficient, the loss will fall on Metropolitan Life. If its estimates of future mortality and expense experience are accurate, Metropolitan Life an-ticipates that it will realize a profit from the Separate Account charge; how-ever if such estimates are inaccurate, Metropolitan Life could incur a loss.

CHARGE FOR INCOME TAXES

  Currently, no charge is made against the Separate Account for income taxes. However, Metropolitan Life may decide to make such a charge in the future (see "Federal Tax Matters--Taxation of Metropolitan Life").

COST OF INSURANCE CHARGE

  A daily charge is made to compensate Metropolitan Life for the insurance coverage provided under the VAI. Because the cost of insurance depends upon a number of variables, it can vary from day to day. Metropolitan Life will de-termine the daily cost of insurance charge by multiplying the applicable cost of insurance percent by the cash value for each day. Thus, the insurance amount may be affected by changes in the cash value.

  Cost of Insurance Percent. Cost of insurance percentages are based on the sex (except in Montana or if the Policy is issued in connection with certain types of employee benefit plans), attained age, base policy face amount then in effect and rate class of the insured. The actual daily cost of insurance percentages will be based on Metropolitan Life's expectations as to future ex-perience. They will not, however, be greater than the guaranteed cost of in-surance percentages set forth in the VAI. These guaranteed percentages are based on certain of the 1980 Commissioners Standard Ordinary Mortality Tables and the insured's sex and age. The Tables used for this purpose set forth dif-ferent mortality estimates for males and females. Any change in the cost of insurance percentages will apply to all persons of the same insuring age, sex (where applicable), and rate class whose VAI have been in force for the same length of time. Metropolitan Life reviews its cost of insurance percentages periodically and may adjust them from time to time.

  Rate Class. The rate class of an insured affects the charge for insurance coverage. Metropolitan Life currently places insureds into a standard rate class or rate classes involving a higher or lower mortality risk. For attained ages 18 and over, each such rate class is further divided into a smoker divi-sion and a nonsmoker division. In an otherwise identical VAI, insureds in the standard rate class will have a lower charge for insurance coverage than those in the rate class with the higher mortality risk, and a higher charge for in-surance coverage than those in the rate class with a lower mortality risk. Al-so,

 ...............................................................
those insureds in the nonsmoker division of a rate class will have lower charge for insurance coverage than those in the smoker division of the same rate class. If the insured's rate class or division improves, the lower charge for insurance coverage will apply to the entire VAI death benefit.

GUARANTEE OF CERTAIN CHARGES

  Metropolitan Life guarantees, and may not increase, the Separate Account charge and the maximum cost of insurance percentages set forth in the VAI.

OTHER CHARGES

  Fund Investment Management Fee. Shares of the Fund are purchased for the Separate Account at their net asset value. The net asset value of Fund shares is determined after deduction of the fee for investment management services and the deduction of direct expenses from the assets of the Fund as more fully described under "Fund Investment Management Fees and Direct Expenses" and in the attached prospectus for the Fund.

NET SINGLE PREMIUM
 ...............................................................................

  The net single premium is not a charge or expense that is deducted from the cash value of a VAI. Nevertheless, the lower the net single premium, the higher the death benefit for a VAI with a given amount of cash value, and vice versa. The net single premium varies from day to day and is based on the guar-anteed cost of insurance relative to an insured's sex (except in Montana or if the Policy is issued in connection with certain types of employee benefit plans) and attained age. This means that for a given cash value an older in-sured would have a lower death benefit. The net single premiums set forth in the rider for each base policy anniversary are guaranteed and will not change.

ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, AND ACCUMULATED PREMIUMS
 ...............................................................................

  The tables in this section illustrate the way in which a VAI death benefit and VAI cash value could vary over an extended period of time assuming hypo-thetical gross investment rates of return for the Fund (i.e., investment in-come and capital gains and losses, realized or unrealized) equivalent to con-stant gross (after tax) annual rates of 0%, 6% and 12%. The tables are based on the payment of annual VAI payments equal to the annual base policy divi-dends for a male aged 40 with a base policy face amount of $100,000 under Met-ropolitan Life's 1998 dividend scale. Each illustration assumes that the in-sured is in Metropolitan Life's standard nonsmoker underwriting rate classifi-cation. Illustrations for an insured in Metropolitan Life's standard smoker underwriting rate classification would show, for the same age and payments, lower cash values and, therefore, lower death benefits.

  The death benefits and cash values would be different from those shown if the actual gross investment rates of return averaged 0%, 6% or 12% over a pe-riod of years, but fluctuated above or below such averages for individual VAI years.

  The amounts shown for the VAI death benefits and VAI cash values take into account the daily charge against the Separate Account for administration, and mortality and expense risks equivalent to an effective annual rate of .75% of the average daily value of the assets in the Separate Account attributable to the VAI and assume a daily charge to the Fund for investment management serv-ices equivalent to an annual rate of .25% of the average daily value of the aggregate net assets of the MetLife Stock Index Portfolio and .05% for other direct expenses for the Portfolio. The daily charge for insurance coverage is based on the guaranteed cost of insurance percentages for the guaranteed charges illustration and the current cost of insurance percentages as pres-ently in effect for the current charges illustration. These illustrations do not take into account the benefits provided under any other components of the Policy other than the VAI.

  Taking account of the Separate Account charge, investment management serv-ices and other Fund expenses, the gross annual investment rates of return of 0%, 6% and 12% correspond to actual (or net) annual rates of: -1.05%, 4.95% and 10.95%, respectively.

  The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Separate Account since no such charges are currently made. However, if in the future such charges are made, in order to produce the death benefits and cash values illustrated, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges. (See "Federal Tax Matters--Taxation of Metropolitan Life.")

  The second column of the tables shows the amount which would accumulate if an amount equal to the assumed annual payments were invested to earn interest, after taxes, at 5% compounded annually.

  Upon request, Metropolitan Life will furnish an illustration reflecting the proposed insured's attained age, sex, and requested frequency of payments.

                                    VAI(1)
                               MALE ISSUE AGE 40
            STANDARD NONSMOKER UNDERWRITING RISK GUARANTEED CHARGES

                                              TOTAL VAI CASH VALUE(2)  TOTAL VAI DEATH BENEFIT(2)
                                   PAYMENTS    ASSUMING HYPOTHETICAL     ASSUMING HYPOTHETICAL
                                  ACCUMULATED GROSS ANNUAL INVESTMENT   GROSS ANNUAL INVESTMENT
         END OF                      AT 5%      RATES OF RETURN OF         RATES OF RETURN OF
      BASE POLICY         ANNUAL   INTEREST   ----------------------------------------------------
          YEAR           PAYMENTS  PER YEAR     0%      6%      12%      0%        6%       12%
      -----------        -------- ----------- ------- ------- ----------------- -------- ---------
 1......................  $          $        $       $       $       $         $        $
 2......................
 3......................
 4......................
 5......................
 6......................
 7......................
 8......................
 9......................
10......................
15......................
20......................
25......................
40......................
45......................
50......................

-------
(1) Assumes annual payments of $   paid in full at the dividend declaration
    dates. The values would vary from those shown if the amount or frequency of payments varies.
(2) Assumes no loan or partial withdrawal has been made and that the base policy continues in force.
(3) Minimum death benefit applies; see "Death Benefit Options--Minimum Death Benefit," for further details.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN OR DIVIDEND PAYMENT RATES. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE AMOUNT AND TIMING OF PAYMENTS MADE BY AN OWNER AND THE LEVEL OF DIVIDENDS DECLARED BY METROPOLITAN LIFE ON THE BASE POLICY. THE DEATH BENEFIT AND CASH VALUE FOR VAI WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL YEARS. NO REPRESENTATIONS CAN BE MADE BY METROPOLITAN LIFE OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    VAI(1)
                               MALE ISSUE AGE 40
                     STANDARD NONSMOKER UNDERWRITING RISK
                                CURRENT CHARGES

                                                                  TOTAL VAI
                                                 TOTAL VAI CASH     DEATH
                                                    VALUE(2)      BENEFIT(2)
                                                    ASSUMING       ASSUMING
                                                  HYPOTHETICAL   HYPOTHETICAL
                                                  GROSS ANNUAL   GROSS ANNUAL
                                      PAYMENTS     INVESTMENT     INVESTMENT
                                     ACCUMULATED    RATES OF       RATES OF
                                        AT 5%      RETURN OF      RETURN OF
                             ANNUAL   INTEREST   -------------- --------------
  END OF BASE POLICY YEAR   PAYMENTS  PER YEAR    0%   6%  12%   0%   6%  12%
  -----------------------   -------- ----------- ---- ---- ---- ---- ---- ----
 1.........................   $          $       $    $    $    $    $    $
 2.........................
 3.........................
 4.........................
 5.........................
 6.........................
 7.........................
 8.........................
 9.........................
10.........................
15.........................
20.........................
25.........................
30.........................
35.........................

-------
(1) Assumes annual payments of $   paid in full at the dividend declaration
    dates. The values would vary from those shown if the amount or frequency of payments varies.
(2) Assumes no policy loan or partial withdrawal has been made and that the base policy continues in force.
(3) Minimum death benefit applies; see "Death Benefit Options--Minimum Death Benefit," for further details.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN OR DIVIDEND PAYMENT RATES. ACTUAL RATES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE AMOUNT AND TIMING OF PAYMENTS MADE BY AN OWNER AND THE LEVEL OF DIVIDENDS DECLARED BY METROPOLITAN LIFE ON THE BASE POLICY. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL YEARS. NO REPRESENTATIONS CAN BE MADE BY METROPOLITAN LIFE OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

 ...............................................................
VAI RIGHTS
 ................................................................................

LOAN PRIVILEGES

  An Owner may obtain a loan from Metropolitan Life whenever the Policy has a loan value. If there is an existing loan, the Owner may increase it. The loan value equals the Policy cash value less the anticipated loan interest for the remainder of that base policy year. If an Owner would like to take a loan, then security shall be taken first from any available cash value in the components of the Policy except the VAI and then from any available cash value in the VAI. For situations where a loan may be treated as a taxable distribution, see "Federal Tax Matters."

  Interest. The interest charged on a loan accrues daily. The interest rate will never be more than the maximum allowed by law and will not change more than once a year, on the anniversary of the date of the base policy. Interest payments are due at the end of each base policy year. Metropolitan Life will test the Policy prior to the date interest payments are due. If some or all of the VAI cash value would be required as security for any unpaid accrued inter-est, then Metropolitan Life will transfer such VAI cash value to a fixed bene-fit additional insurance dividend option as of the date the test is performed. If the interest is paid by the Owner, then the Owner may transfer back to the VAI any fixed benefit additional insurance cash value not needed as security for the loan on the Valuation Date next following the Date of Receipt of the interest payment. If the interest is unpaid within 31 days after it is due, it will be treated as a new loan subject to the interest rates applicable at that time. The rate of interest for a base policy year may not be more than the higher of: (a) the published monthly average for the calendar month ending two months before the start of the base policy year; or (b) the rate used to com-pute the guaranteed cash value of the base policy and its riders for the base policy year plus 1%. The published monthly average means (a) Moody's Corporate Bond Yield Average--Monthly Average Corporates, as published by Moody's Invest-ors Service, Inc. or any successor to that service; or (b) If that average is no longer published, a substantially similar average, established by regulation issued by the insurance supervisory official of the state in which the base policy is delivered. If the maximum limit for a base policy year is at least 1/2% higher than the rate set for the prior base policy year, the actual rate will be increased to no more than that limit. If the maximum limit for a base policy year is at least 1/2% lower than the rate set for the prior base policy year the rate will be reduced to at least that limit. Metropolitan Life will inform the Owner of the initial rate applicable to a loan and mail advance no-tice if there is to be an increase in the rate applicable to an existing loan.

  Generally, pursuant to legislation enacted in 1997, no tax deduction is al-lowed for interest on loans on life insurance policies, subject to certain ex-ceptions for key person insurance covering a limited number of individuals. The 1997 legislation also generally disallows in part an interest deduction to businesses which own cash value life insurance issued after June 8, 1997 for debt unrelated to the contract, subject to certain exceptions for contracts covering employees and certain other individuals. Counsel and other competent advisors should be consulted regarding the impact of these rules on the deduct-ibility of interest for income tax purposes. (See "Federal Tax Matters.")

  Effect of a Loan. As of the Date of Receipt of the loan request that affects the VAI, the loan amount is withdrawn from the VAI and transferred to a fixed additional insurance dividend option as security for the loan, reducing the VAI cash value and therefore the VAI death benefit. In the fixed benefit additional insurance dividend option, the amount will be credited with the declared divi-dends. THE CASH VALUE UNDER THE FIXED ADDITIONAL INSURANCE DIVIDEND OPTION WILL NOT PARTICIPATE IN ANY INVESTMENT EXPERIENCE APPLICABLE TO THE SEPARATE AC-COUNT.

  Indebtedness. Indebtedness equals the outstanding loan plus accrued interest thereon. If any loan plus interest due on the loan is greater than the avail-able cash value in the Policy, Metropolitan Life will notify the Owner and any assignee of record. If a sufficient payment is not made to Metropolitan Life within 31 days after Metropolitan Life mails notice, the base policy, riders, other dividend options and the VAI will terminate without value. The Owner could be subject to tax at the time of such termination even though no cash value will be distributed at such time. These may, however, later be reinstat-ed, subject to certain conditions (see "Termination and Restatement").

  Repayment of Indebtedness. Loans and accrued interest thereon may be repaid in whole or in part (but not less than $50) at any time. As of the Date of Re-ceipt of the repayment, the amount in the fixed benefit additional insurance rider securing such loan amount for which the repayment was received shall be available to be transferred to the VAI. Thereafter, the Owner may transfer such available amounts to the VAI at any time.

WITHDRAWAL AND TRANSFER PRIVILEGES

  Subject to the limitations set forth below, at any time before the death of the insured, the Owner may make a partial or total withdrawal of or transfer the VAI cash value by sending a written request to the Designated Office. With-drawals and transfers are generally effected at the value computed at the close of the Date of Receipt of the request. Metropolitan Life may require that these

 ...............................................................
requests be made on forms provided for these purposes. The maximum amount available for withdrawal or transfer is the VAI cash value on the Date of Re-ceipt of the request. No charge will be imposed on withdrawals or transfers. If an Owner would like to take a partial withdrawal and does not indicate in writing from where such withdrawal should be made, or if it is not possible to follow the Owner's instructions then it will be taken first from any currently declared dividend that has not been paid or applied to a dividend option, then from available cash value in any dividends with interest dividend option, then from any available cash value in any fixed benefit additional insurance divi-dend option, then from any available cash value in any fixed benefit paid-up additions rider, then from any cash value in FLAIR, then from any cash value in any variable paid-up additions rider and finally from any available VAI cash value.

  For any tax consequences in connection with a withdrawal or transfer, see "Federal Tax Matters". A transfer to the DWI would be treated as a distribu-tion to the Owner and could be taxable.

  In the event that an Owner elects to have a transfer of VAI cash value to a rider or dividend option that is permitted to receive payments, any dividend that might be payable on the rider or dividend option will be reduced to re-flect the timing of receipt of such transferred amount and Metropolitan Life's expenses associated with such transfer. Any partial withdrawal or transfer from the VAI will reduce the VAI death benefit because the amount of cash value that is divided by the net single premium will be smaller than if no partial withdrawal had been made.

  Metropolitan Life reserves the right, if permitted by state law, to allow Owners to make transfer requests by telephone and to allow Owners to authorize their sales representatives to make requests on behalf of the Owners by tele-phone on a form Metropolitan Life will supply to Owners. If Metropolitan Life decides to permit either of these transfer procedures, and an Owner elects to participate in either of these transfer procedures, the following will apply: the Owner will authorize Metropolitan Life to act upon the telephone instruc-tions of any person purporting to be the Owner (or, if applicable, the Owner's sales representative), assuming Metropolitan Life's procedures have been fol-lowed, to make transfers from the VAI. Metropolitan Life will institute rea-sonable procedures to confirm that any instructions communicated by telephone are genuine. All telephone calls will be recorded, and the Owner (or, if ap-plicable, the Owner's sales representative) will be asked to produce the Own-er's personalized data prior to Metropolitan Life initiating any transfer re-quests by telephone. Additionally, as with other transactions, the Owner will receive a written confirmation of any such transfer. Neither Metropolitan Life nor the Separate Account will be liable for any loss, expense or cost arising out of any requests that Metropolitan Life or the Separate Account reasonably believe to be genuine. In the event that these transfer procedures are insti-tuted and in the further event that the Owner who has elected to use such pro-cedures encounters difficulty with them, such Owner should make the request to the Designated Office.

SURRENDERS

  The Owner may surrender the VAI for its cash value. Surrenders are generally effected at the value computed at the close of the Date of Receipt of the re-quest. In addition, a request for surrender of the base policy will also be deemed a request for surrender of the VAI. An Owner may elect to have the pro-ceeds applied, without charge, as a transfer to any rider or dividend option that is permitted to receive premiums at that time. In this event, any divi-dend that might be payable on amounts in such rider or dividend option will be reduced to reflect the timing of receipt of such transferred amount and Metro-politan Life's expenses associated with such transfer.

AUTOMATIC TRANSFERS OF VAI CASH VALUE

  An Owner may elect in writing that VAI cash value be used to make base pol-icy premium payments on their due dates if the Owner does not otherwise pro-vide for the making of such premium payment.

  In addition, if the VAI cash value is sufficient to pay at least three base policy annual premiums, an Owner may direct Metropolitan Life in writing to transfer the VAI cash value to the fixed benefit additional insurance dividend option for the purpose of paying future base policy premiums as they fall due.

  These arrangements will continue in effect as long as there is sufficient VAI cash value or until the Owner requests in writing that an arrangement be stopped.


GENERAL ACCOUNT AND THE POLICY
 ...............................................................................

  Subject to certain limits and conditions, cash value in the fixed benefit portions of the Policy is guaranteed by the General Account of Metropolitan Life (the "Policy fixed benefits"). Because of exemptive and exclusionary pro-visions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the Policy fixed benefits nor the General Account nor any interests therein are generally sub-ject to the provisions of these Acts and Metropolitan Life has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Pro-

 ...............................................................
spectus relating to the Policy fixed benefits nor the General Account. Disclo-sures regarding these may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and com-pleteness of statements made in prospectuses.

  This Prospectus is generally intended to serve as a disclosure document only for the aspects of the VAI involving the Separate Account and contains only selected information regarding the Policy fixed benefits and the General Ac-count. For complete details regarding the Policy fixed benefits and the Gen-eral Account, see the base policy, fixed benefit riders and fixed benefit div-idend options themselves.

GENERAL DESCRIPTION

  The General Account consists of all assets owned by Metropolitan Life other than those in the Separate Account and other legally-segregated separate ac-counts. Subject to applicable law, Metropolitan Life has sole discretion over the investment of the assets of the General Account. Unlike the assets of the Separate Account, the assets in the General Account, are chargeable with lia-bilities arising out of any other business of Metropolitan Life.

  Any amounts allocated to Policy fixed benefits (including cash value trans-fers from the VAI) to the base policy do not entitle an Owner to share in the investment experience of the General Account. Instead, these amounts are eli-gible for dividends or interest, as applicable.

  Metropolitan Life periodically reevaluates the amount of dividends it pays and no assurance can be given as to the amount of dividends that will be de-clared in the future.

WITHDRAWALS, SURRENDERS, AND POLICY LOANS

  Metropolitan Life reserves the right to delay withdrawals, surrenders and the payment of the loan proceeds allocated to Policy fixed benefits for up to six months. Nevertheless, payments to pay premiums on another policy with Met-ropolitan Life will not be delayed.

RIGHTS RESERVED BY METROPOLITAN LIFE
 ...............................................................................

  Metropolitan Life reserves the right to make certain changes if, in its judgment, they would best serve the interests of the Owners or would be appro-priate in carrying out the purposes of the VAI. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when re-quired by law, Metropolitan Life will obtain Owner approval of the changes and approval from any appropriate regulatory authority. Examples of the changes Metropolitan Life may make include:

  . To operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law.

  . To take any action necessary to comply with or obtain and continue any ex-emptions from the 1940 Act.

  . To transfer any assets in any investment division to another investment division, or to one or more separate accounts; or to add, combine or re-move investment divisions in the Separate Account.

  . To substitute, for the Fund shares held in any investment division, the shares of another portfolio of the Fund or the shares of another invest-ment company or any other investment permitted by law.

  . To change the way Metropolitan Life assesses charges, but without increas-ing the aggregate amount charged in connection with the VAI.

  . To make any other necessary technical changes in the VAI in order to con-form with any action the above provisions permit Metropolitan Life to take.

  If any of these changes result in a material change in the underlying in-vestments of the MetLife Stock Index investment division. Metropolitan Life will notify the Owner of such change.

SALES AND ADMINISTRATION OF THE VAI
 ...............................................................................

  Metropolitan Life performs the sales and administrative services relating to the VAI. The offices of Metropolitan Life which may administer the VAI are lo-cated in: Aurora, Illinois; Johnstown, Pennsylvania; Pearl River, New York; Princeton, New Jersey; San Ramon, California; Tampa, Florida; Tulsa, Oklahoma; and Warwick, Rhode Island. Each Owner will be notified which office will be the Designated Office for servicing the VAI. Metropolitan Life may name dif-ferent Designated Offices for different transactions.

  Metropolitan Life acts as the principal underwriter (distributor) of the VAI as defined in the 1940 Act (see "Distribution of the VAI," below). In addition to selling insurance and annuities, Metropolitan Life also serves as invest-ment adviser to certain other advisory clients, and is also principal under-writer for Metropolitan Tower Separate Accounts One and Two of Metropolitan Tower Life Insurance Company, a wholly-owned subsidiary of Metropolitan Life, and Metropolitan Life Separate Ac-

 ...............................................................
count E of Metropolitan Life, each of which is registered as a unit investment trust under the 1940 Act. Finally, Metropolitan Life acts as principal under-writer for other forms of flexible premium variable life insurance, premiums for which are also allocated to the Separate Account.

  Bonding. The directors, officers and employees of Metropolitan Life are bonded in the amount of $50,000,000, subject to a $5,000,000 deductible.

DISTRIBUTION OF THE VAI
 ...............................................................................

  The VAI will be sold as a dividend option to the base policy by individuals who are licensed life insurance sales representatives and registered repre-sentatives of Metropolitan Life, the principal underwriter of the VAI. Metro-politan Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The VAI may in the future be sold through other registered broker-dealers, including MetLife Securities, Inc., a wholly owned broker-dealer subsidiary of Metropolitan Life. No commis-sions are payable for the sale of a VAI. However commissions are payable for sale of the base policy and certain riders.

FEDERAL TAX MATTERS
 ...............................................................................

  The following description is a brief summary of some of the tax rules, pri-marily related to federal income and estate taxes, which in the opinion of Metropolitan Life are currently in effect.

TAXATION OF THE POLICY

  The Policy generally, receives the same federal income and estate tax treat-ment as fixed benefit life insurance. Therefore the VAI death benefit is gen-erally excludable from the gross income of the beneficiary under Section 101 of the Internal Revenue Code ("Code"), and the Owner is not deemed to be in constructive receipt of the cash values under the VAI prior to the time such amounts are distributed to the Owner or transferred to DWI. A transfer of VAI cash value to riders or dividend options (excluding DWI) or to pay Policy pre-miums will not be considered a distribution to the Owner for federal income tax purposes.

  Under existing tax law, unless the Policy is a modified endowment contract as discussed below, an Owner generally will be taxed on cash value, including VAI cash value, distributed from the Policy or transferred to DWI. Under most circumstances, unless the distribution occurs during the first 15 base policy years, only the amount distributed that exceeds the Owner's remaining invest-ment in the Policy will be treated as ordinary income.

  Out-of-pocket premiums, including DWI amounts applied as premiums, increase the Owner's investment in the Policy. Non-taxable distributions, including any non-taxable transfers to DWI, reduce the Owner's investment in the Policy. Dividends used to pay Policy premiums will have no impact on the Owner's in-vestment in the Policy. During the first 15 base policy years, cash distribu-tions, made as a result of a change that reduces death benefits or other bene-fits, will be taxable to the Owner, under a complex formula, to the extent that cash value exceeds the Owner's remaining investment in the Policy. If a Policy is part of a collateral assignment equity split-dollar arrangement with an employer, any increase in cash value including increases in VAI cash value may be taxable annually. This type of arrangement involves premium advances by an employer which are secured through a collateral assignment of the Policy. A purchaser should consult with and rely on the advice of a qualified tax advi-sor with respect to any type of split-dollar arrangement involving the Policy.
  The United States Treasury Department has adopted regulations which set di-versification rules for the investments in separate accounts underlying life insurance policies, in order for policies to be treated as life insurance. Metropolitan Life believes that these diversification standards will be satis-fied with respect to the VAI. There is a provision in the regulations which allows for the correction of an inadvertent failure to diversify. Failure to comply with the rules found in the regulations would result in immediate taxa-tion to Policy owners of all positive investment experience credited to a Pol-icy.

  There is a possibility that regulations may be proposed or that a control-ling ruling may be issued in the future describing the extent to which owner control over allocation of cash value may cause owners to be treated as the owners of Separate Account assets for tax purposes. Metropolitan Life reserves the right to amend the VAI in any way necessary to avoid any such result.

  Metropolitan Life also believes that loans received will be treated as in-debtedness of an owner for federal tax purposes, and, unless the Policy is or becomes a modified endowment contract as described below or terminates, that no part of any loan received under a Policy will constitute income to the Own-er.

  Generally, interest on Policy loans is not deductible. However, an Owner should consult a tax advisor to determine how the rules governing the deduct-ibility of interest would apply in the Owner's situation.

  Legislation enacted in 1997 and effective for policies issued after June 8, 1997 generally disallows, in part,

 ...............................................................
interest deductions to businesses which own cash value life insurance for debt unrelated to the policy. There are exceptions for policies covering employees, officers, directors, 20 percent owner and joint life policies covering a 20% owner and a spouse. The rules are complex. Consult your tax adviser.

  A total surrender, cancellation, or other termination where there is an out-standing loan also may have tax consequences depending on the amount of gain in the Policy.

  Special rules govern the federal income tax treatment of pre-death withdraw-als from a class of life insurance contracts referred to as modified endowment contracts. Unlike other life insurance contracts, amounts received before death from a modified endowment contract, including policy loans, are treated first as income (to the extent of gain) and then as recovered investment. For purposes of determining the amount includible in income, all modified endow-ment contracts issued by the same company (or affiliate) to the same policy-holder during any calendar year will be treated as one modified endowment con-tract. Finally, an additional 10% income tax is generally imposed on the tax-able portion of pre-death amounts received before age 59 1/2.

  In general, a modified endowment contract is a life insurance contract en-tered into or materially changed after June 20, 1988 that fails to meet a "7-pay test". Under the 7-pay test, if the amount of premiums paid under the life insurance contract at any time during the first 7 base policy years exceeds the sum of the net level premiums which would have been paid if the contract provided for paid-up future benefits after the payment of 7 level annual pay-ments, the contract is a modified endowment contract. A policy may have to be reviewed under the 7-pay test even after the first seven base policy years in the case of certain events such as a material modification to the policy as discussed below. If there is a reduction in benefits under the policy during any 7-pay testing period, the 7-pay test is applied using the reduced benefits level.

  Any distribution made within two years before a policy fails the 7-pay test may be treated as made in anticipation of such failure. Whether or not a particular policy meets these definitional requirements is dependent on the date the policy was entered into, premium payments made and to be made and the level of death benefits. Any changes in the level of death benefits, the extent of any prior cash withdrawals, and other factors. Generally, a life insurance policy which is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

  A Policy should be reviewed upon issuance, upon making a cash withdrawal, upon making a change in future benefits and upon making a material modifica-tion to determine to what extent, if any, these tax rules apply. A material modification includes, but is not limited to, any increase in the future bene-fits. However, in general, increases in benefits that are attributable to the payment of premiums necessary to fund the lowest death benefit payable in the first 7 base policy years will not be considered material modifications. The annual statement sent to each Owner will include information regarding the modified endowment contract status of the Policy. Counsel and other competent advisors should be consulted to determine how these rules apply to an individ-ual situation.

  Congress may, in the future, consider other legislation that, if enacted, could adversely affect the tax treatment of life insurance policies. In addi-tion, the Treasury Department may by regulation or interpretation modify the above described tax effects. Any legislative or administrative action could be applied retroactively.

  The death benefit payable under the Policy, is includable in the insured's gross estate for federal estate tax purposes if the death benefit is paid to the insured's estate or if the death benefit is paid to a beneficiary other than the estate and the insured either possessed incidents of ownership at the time of death or transferred incidents of ownership to another person within three years of death.

  Whether or not any federal estate tax is payable with respect to the death benefit of the Policy which is included in the insured's gross estate depends on a variety of factors including the following. A smaller size estate may be exempt from federal estate tax because of an estate tax credit which generally is equivalent to an exemption of $600,000 in 1997, gradually increasing from $625,000 in 1998 to $1 million in 2006 and thereafter. In addition, a death benefit paid to a surviving spouse may not be taxable because of a 100% estate tax marital deduction. Furthermore, a death benefit paid to a tax-exempt char-ity may not be taxable because of the allowance of an estate tax charitable deduction.

  If the Owner is not the insured, and the Owner dies before the insured, the value of the Policy, as determined under Internal Revenue Service regulations, is includable in the federal gross estate of the Owner for federal estate tax purposes. Whether a federal estate tax is payable depends on a variety of fac-tors, including those listed in the preceding paragraph.

  State and local income, estate, inheritance and other tax consequences of ownership or receipt of proceeds depend on the circumstances of each insured, owner or beneficiary.

  The foregoing summary does not purport to be complete or to cover all situa-tions. Counsel and other competent advisors should be consulted for more com-plete information.

 ...............................................................

TAXATION OF METROPOLITAN LIFE

  Metropolitan Life does not initially expect to incur any federal income tax upon the earnings or the realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made against the Separate Account for federal income taxes, with respect to earnings or capital gains, which may be attributable to the Separate Account. If, howev-er, Metropolitan Life determines that it may incur such taxes, it may assess a charge against or make provisions in the Separate Account for those taxes.

  Under present laws, Metropolitan Life may incur state and local taxes (in ad-dition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, Metropolitan Life may decide to make charges for such taxes against or provisions for such taxes in the Separate Ac-count.

                                   MANAGEMENT

  The present directors and the senior officers and secretary of Metropolitan Life are listed below, together with certain information concerning them:

DIRECTORS, OFFICERS-DIRECTORS

                                 PRINCIPAL OCCUPATION &             POSITIONS AND OFFICES
          NAME                      BUSINESS ADDRESS               WITH METROPOLITAN LIFE
          ----                   ----------------------            ----------------------
Curtis H. Barnette...... Chairman and Chief Executive Officer,  Director
                         Bethlehem Steel Corp.,
                         1170 Eighth Avenue,
                         Martin Tower 2118,
                         Bethlehem, PA 18016-7699.
Robert H. Benmosche..... President and Chief Operating Officer, President, Chief Operating
                         Metropolitan Life Insurance Company,    Officer and Director
                         One Madison Avenue,
                         New York, N.Y. 10010.
Gerald Clark............ Senior Executive Vice-President        Senior Executive Vice-
                         and Chief Investment Officer,           President and Chief
                         Metropolitan Life Insurance Company,    Investment Officer,
                         One Madison Avenue,                     Director
                         New York, N.Y. 10010.
Joan Ganz Cooney........ Chairman, Executive Committee,         Director
                         Children's Television Workshop,
                         One Lincoln Plaza,
                         New York, NY 10023.
Burton A. Dole.......... Chairman of the Board,                 Director
                         Nellcor Puritan Bennett,
                         2200 Faraday Avenue,
                         Carlsbad, CA 92008-7208.
James R. Houghton....... Retired Chairman of the Board and      Director
                         Chief Executive Officer,
                         Corning Incorporated,
                         80 East Market Street,
                         2nd Floor,
                         Corning, NY 14830.
Harry P. Kamen.......... Chairman, President, and               Chairman, President,
                         Chief Executive Officer,                Chief Executive Officer and
                         Metropolitan Life Insurance Company,    Director
                         One Madison Avenue,
                         New York, NY 10010.
Helene L. Kaplan........ Of Counsel, Skadden, Arps, Slate,      Director
                         Meagher & Flom,
                         919 Third Avenue,
                         New York, NY 10022.
Charles M. Leighton..... Chairman and Chief Executive Officer,  Director
                         CML Group, Inc.,
                         524 Main Street,
                         Acton, MA 01720.
Allen E. Murray......... Retired Chairman of the Board          Director
                         and Chief Executive Officer,
                         Mobil Corporation,
                         P.O. Box 2072,
                         New York, NY 10163.

                                  PRINCIPAL OCCUPATION &             POSITIONS AND OFFICES
          NAME                       BUSINESS ADDRESS               WITH METROPOLITAN LIFE
          ----                    ----------------------            ----------------------
John J. Phelan, Jr. ....  Retired Chairman and Chief Executive   Director
                          Officer, New York Stock Exchange,
                          Inc.,
                          P.O. Box 312,
                          Mill Neck, NY 11765.

John B. M. Place........  Former Chairman of the Board,          Director
                          Crocker National Corporation,
                          111 Sutter Street, 4th Fl.,
                          San Francisco, CA 94104.
Hugh B. Price...........  President and Chief Executor Officer,  Director
                          National Urban League, Inc.,
                          12 Wall Street,
                          New York, NY 10005.
Robert G. Schwartz......  Retired Chairman of the Board,         Director
                          President and Chief Executive Officer,
                          Metropolitan Life Insurance Company,
                          200 Park Avenue, Suite 5700,
                          New York, NY 10166.
Ruth J. Simmons, Ph.D. .  President,                             Director
                          Smith College,
                          College Hall 20,
                          Northhampton, MA 01063.
William S. Sneath.......  Retired Chairman of the Board,         Director
                          Union Carbide Corporation,
                          41 Leeward Lane,
                          Riverside, CT 06878.
William C. Steere, Jr. .  Chairman of the Board and Chief        Director
                          Executive Officer,
                          Pfizer, Inc.,
                          235 East 42nd Street,
                          New York, NY 10017.

OFFICERS*

    NAME OF OFFICER       POSITION WITH METROPOLITAN LIFE
    ---------------       -------------------------------
Harry P. Kamen..........  Chairman and Chief Executive Officer
Robert H. Benmosche.....  President and Chief Operating Officer
Gerald Clark............  Senior Executive Vice-President and Chief Investment Officer
Stewart G. Nagler.......  Senior Executive Vice-President and Chief Financial Officer
Gary A. Beller..........  Executive Vice-President and General Counsel
C. Robert Henrikson.....  Executive Vice-President
Jeffrey J. Hodgman......  Executive Vice-President
David A. Levene.........  Executive Vice-President
John D. Moynahan, Jr. ..  Executive Vice-President
Catherine A. Rein.......  Executive Vice-President
William J. Toppeta......  Executive Vice-President
John H. Tweedie.........  Executive Vice-President
Alexander D. Brunini....  Senior Vice President
Richard M. Blackwell....  Senior Vice-President
James B. Digney.........  Senior Vice-President
William T. Friedewald...  Senior Vice-President
Ira Friedman............  Senior Vice-President
Frederick P. Hauser.....  Senior Vice-President and Controller
Anne E. Hayden..........  Senior Vice-President
Sybil C. Jacobsen.......  Senior Vice-President
Joseph W. Jordan........  Senior Vice-President
Kernan F. King..........  Senior Vice President
Nicholas D. Latrenta....  Senior Vice-President
Leland C. Launer, Jr. ..  Senior Vice-President
Terence I. Lennon.......  Senior Vice-President
James L. Lipscomb.......  Senior Vice-President
James M. Logan..........  Senior Vice-President
John S. Lombardo........  Senior Vice President
Francis P. Lynch........  Senior Vice-President
Jeanne R. Naglak........  Senior Vice-President
Dominick A. Prezzano....  Senior Vice-President
Joseph A. Reali.........  Senior Vice-President
Vincent P. Reusing......  Senior Vice-President
Felix Schirripa.........  Senior Vice-President
Robert E. Sollmann, Jr..  Senior Vice-President
Thomas L. Stapleton.....  Senior Vice-President and Tax Director
James F. Stenson........  Senior Vice-President
Stanley J. Talbi........  Senior Vice-President
Richard R. Tartre.......  Senior Vice-President
Edward A. Trautz Jr.....  Senior Vice President
Arthur G. Typermass.....  Senior Vice-President and Treasurer
James A. Valentino......  Senior Vice-President
Judy E. Weiss...........  Senior Vice-President and Chief Actuary
Louis Ragusa............  Vice-President and Secretary

-------
* The principal occupation of each officer, except for Gary A. Beller, Robert
  H. Benmosche and Terence I. Lennon, during the last five years has been as an officer of Metropolitan Life or an affiliate thereof. Gary A. Beller has been an officer of Metropolitan Life since November, 1994; prior thereto, he was a Consultant and Executive Vice-President and General Counsel of the American Express Company. Robert H. Benmosche has been an officer of Metropolitan Life since September, 1995; prior thereto, he was an Executive Vice-President of Paine Webber. Terence I. Lennon has been an officer of Metropolitan Life since March, 1994; prior thereto, he was Assistant Deputy Superintendent and Chief Examiner of the New York State Department of Insurance. The business address of each officer is 1 Madison Avenue, New York, New York 10010.

 ...............................................................
VOTING RIGHTS
 ...............................................................................

  In accordance with its view of present applicable law, Metropolitan Life will vote the shares of the MetLife Stock Index Portfolio of the Fund which are deemed attributable to VAIs at regular and special meetings of the share-holders of the Fund based on instructions received from persons having the voting interest in the MetLife Stock Index investment division of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result Metropol-itan Life determines that it is permitted to vote such shares of the Fund in its own right, it may elect to do so.

  Accordingly, the Owner will have a voting interest under a VAI. The number of shares held in the MetLife Stock Index investment division deemed attribut-able to each Owner is determined by dividing a VAI's cash value in that divi-sion, if any, by the net asset value of one share in the corresponding Fund portfolio. Fractional votes will be counted. The number of shares concerning which an Owner has the right to give instructions will be determined as of the record date for the meeting.

  Fund shares held in each registered separate account of Metropolitan Life or any affiliate that are or are not attributable to life insurance policies (in-cluding the VAIs) or annuity contracts and for which no timely instructions are received will be voted in the same proportion as the shares for which vot-ing instructions are received by that separate account. Fund shares held in the general accounts or unregistered separate accounts of Metropolitan Life or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and (ii) the shares that are voted in proportion to such voting instructions. However, if Metropolitan Life or an affiliate determines that it is permitted to vote any such shares of the Fund in its own right, it may elect to do so subject to the then cur-rent interpretation of the 1940 Act or any rules thereunder.

  The Owners may give instructions regarding, among other things, the election of the Board of Directors of the Fund, ratification of the selection of the Fund's independent auditors, and the approval of the Fund's investment manager and sub-investment manager, if applicable.

  Each Owner having a voting interest will be sent voting instruction solicit-ing material and a form for giving voting instructions to Metropolitan Life.

DISREGARD OF VOTING INSTRUCTIONS

  Notwithstanding the foregoing, Metropolitan Life may vote Fund shares con-trary to Owner voting instructions in certain limited circumstances specified by the Commission. In the event that Metropolitan Life does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next annual or semiannual report to Owners.

REPORTS
 ...............................................................................

  Owners will receive promptly statements of significant transactions such as partial withdrawals, increases in loan principal by the Owner, termination for any reason, reinstatement and payments. An annual statement will also be sent to the Owner on or before base policy anniversary summarizing all of the above transactions for the period and setting forth the status of the death benefit, cash value, any Policy loan and unpaid loan interest added to loan principal. The annual statement will also discuss the modified endowment contract status of a Policy. In addition, an Owner will be sent semiannual reports containing financial statements for the Fund, as required by the 1940 Act.

STATE REGULATION
 ...............................................................................

  Metropolitan Life is subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the form of VAI has been filed for approval with insurance officials in each jurisdiction where the VAIs are sold. VAI is not yet available in all jurisdictions. Indi-viduals should consult with their Metropolitan Life sales representatives to determine if VAI is available in their jurisdictions.

  Metropolitan Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business, for the purposes of determining sol-vency and compliance with local insurance laws and regulations. Such state-ments are available for public inspection at state insurance department of-fices.

REGISTRATION STATEMENT
 ...............................................................................

  A registration statement under the Securities Act of 1933 has been filed with the Securities and Exchange Commission relating to the offering described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for addi-tional information concerning the Separate Account, Metropolitan Life and the Policies. The additional information may be obtained at the Commission's main office in Washington, D.C., upon payment of the prescribed fees.

 ...............................................................

LEGAL MATTERS
 ...............................................................................

  The legality of the VAI described in this Prospectus has been passed upon by Christopher P. Nicholas, Associate General Counsel of Metropolitan Life. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised Metropolitan Life on certain matters relating to the federal securities laws.

EXPERTS
 ...............................................................................

  The financial statements of Metropolitan Life Separate Account UL as of December 31, 1996 and for the two years then ended and the financial statements of Metropolitan Life Insurance Company as of December 31, 1996 and 1995 and for the three years ended December 31, 1996 included in this
Prospectus have been audited by           LLP, independent auditors, as stated
in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  Actuarial matters included in this Prospectus have been examined by
        , FSA, MAAA, Vice-President and Actuary of Metropolitan Life, as stated in his opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS
 ...............................................................................

  The financial statements of Metropolitan Life included in this Prospectus should be considered only as bearing upon the ability of Metropolitan Life to meet its obligations under the VAI.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of the Growth, Income, Money Market, Diversified, International Stock, Stock Index, and Aggressive Growth Divisions of Metropolitan Life Separate Account UL (the "Separate Account") as of December 31, 1996, and the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and the depositor of the Separate Account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets of the Growth, Income, Money Market, Diversified, International Stock, Stock Index and Aggressive Growth Divisions of Metropolitan Life Separate Account UL as of December 31, 1996 and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

          LLP
New York, New York
February 28, 1997

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL

                      STATEMENTS OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1996

                                                     MONEY                 INTERNATIONAL    STOCK    AGGRESSIVE
                             GROWTH      INCOME      MARKET   DIVERSIFIED      STOCK        INDEX      GROWTH
                            DIVISION    DIVISION    DIVISION    DIVISION     DIVISION     DIVISION    DIVISION
                          ------------ ----------- ---------- ------------ ------------- ----------- -----------
ASSETS:
Investments in Metropol-
 itan Series Fund, Inc.
 at Value (Note 1A):
Growth Portfolio
 (5,208,796 shares; cost
 $133,325,492)..........  $158,920,369         --         --           --           --           --          --
Income Portfolio
 (2,210,984 shares; cost
 $27,751,597)...........           --  $27,327,760        --           --           --           --          --
Money Market Portfolio
 (584,077 shares; cost
 $6,278,669)............           --          --  $6,095,430          --           --           --          --
Diversified Portfolio
 (6,643,203 shares; cost
 $100,173,963)..........           --          --         --  $110,742,194          --           --          --
International Stock
 Portfolio
 (1,991,487 shares; cost
 $24,907,650)...........           --          --         --           --   $23,798,267          --          --
Stock Index Portfolio
 (1,450,886 shares; cost
 $27,248,573)...........           --          --         --           --           --   $32,253,185         --
Aggressive Growth Port-
 folio
 (3,107,005 shares; cost
 $78,361,229)...........           --          --         --           --           --           --  $84,106,614
                          ------------ ----------- ---------- ------------  -----------  ----------- -----------
 Total Investments......   158,920,369  27,327,760  6,095,430  110,742,194   23,798,267   32,253,185  84,106,614
Cash and Accounts Re-
 ceivable...............        11,882       3,998     86,448          168        6,129      119,880      28,704
                          ------------ ----------- ---------- ------------  -----------  ----------- -----------
 Total Assets...........   158,932,251  27,331,758  6,181,878  110,742,362   23,804,396   32,373,065  84,135,318
LIABILITIES.............        34,679      74,006     62,023      274,903      135,056      339,551     394,115
                          ------------ ----------- ---------- ------------  -----------  ----------- -----------
NET ASSETS..............  $158,897,572 $27,257,752 $6,119,855 $110,467,459  $23,669,340  $32,033,514 $83,741,203
                          ============ =========== ========== ============  ===========  =========== ===========

                       See Notes to Financial Statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL

                            STATEMENTS OF OPERATIONS

                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                          ---------------------------------------------------------------------------------
                                                   MONEY                INTERNATIONAL   STOCK    AGGRESSIVE
                            GROWTH      INCOME     MARKET   DIVERSIFIED     STOCK       INDEX      GROWTH
                           DIVISION    DIVISION   DIVISION   DIVISION     DIVISION     DIVISION   DIVISION
                          ----------- ----------  --------  ----------- ------------- ---------- ----------
INVESTMENT INCOME:
Income:
 Dividends (Note 2).....  $15,051,436 $1,723,590  $300,997  $ 9,697,032   $ 200,282   $  744,725 $2,234,170
Expenses:
 Mortality and expense
  charges (Note 3)......    1,221,219    220,150    37,221      870,631     181,892      185,397    641,863
                          ----------- ----------  --------  -----------   ---------   ---------- ----------
Net investment income...   13,830,217  1,503,440   263,776    8,826,401      18,390      559,328  1,592,307
                          ----------- ----------  --------  -----------   ---------   ---------- ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
Net realized gain (loss)
 from security transac-
 tions..................    2,929,455    (16,679)  (11,231)     532,857      (9,816)     742,061    166,243
Change in unrealized ap-
 preciation (deprecia-
 tion) of investments
 .......................    9,406,099   (697,499)  (90,379)   3,200,410    (559,306)   2,836,911  1,728,894
                          ----------- ----------  --------  -----------   ---------   ---------- ----------
Net realized and
 unrealized gain (loss)
 on investments (Note
 1B)....................   12,335,554   (714,178) (101,610)   3,733,267    (569,122)   3,578,972  1,895,137
                          ----------- ----------  --------  -----------   ---------   ---------- ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $26,165,771 $  789,262  $162,166  $12,559,668   ($550,732)  $4,138,300 $3,487,444
                          =========== ==========  ========  ===========   =========   ========== ==========

                       See Notes to Financial Statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL

                      STATEMENTS OF CHANGES IN NET ASSETS

                                   GROWTH                     INCOME                 MONEY MARKET
                                  DIVISION                   DIVISION                  DIVISION
                          --------------------------  ------------------------  ------------------------
                                                   FOR THE YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------------------------------------
                              1996          1995         1996         1995         1996         1995
                          ------------  ------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
 NET ASSETS:
From operations:
 Net investment income..  $ 13,830,217  $  4,694,831  $ 1,503,440  $ 1,147,331  $   263,776  $   128,508
 Net realized gain
  (loss) from security
  transactions..........     2,929,455       293,233      (16,679)      (8,290)     (11,231)      35,201
 Change in unrealized
  appreciation
  (depreciation) of
  investments...........     9,406,099    19,543,807     (697,499)   1,977,261      (90,379)       4,641
                          ------------  ------------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in net assets resulting
 from operations........    26,165,771    24,531,871      789,262    3,116,302      162,166      168,350
                          ------------  ------------  -----------  -----------  -----------  -----------
From capital transac-
 tions:
 Net premiums...........    50,115,276    41,455,659    9,255,854    8,687,776    4,945,669    2,988,786
 Redemptions............    (4,742,435)   (2,766,288)    (764,548)    (546,157)     (31,149)     (89,665)
 Net portfolio trans-
  fers..................    (2,214,936)      395,373     (154,542)      36,042   (1,062,557)  (3,328,483)
 Other net transfers....   (22,866,726)  (19,059,583)  (4,179,745)  (4,186,427)    (869,014)  (1,058,931)
                          ------------  ------------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in net assets resulting
 from capital
 transactions ..........    20,291,179    20,025,161    4,157,019    3,991,234    2,982,949   (1,488,293)
                          ------------  ------------  -----------  -----------  -----------  -----------
NET CHANGE IN NET
 ASSETS.................    46,456,950    44,557,032    4,946,281    7,107,536    3,145,115   (1,319,943)
NET ASSETS--BEGINNING OF
 YEAR...................   112,440,622    67,883,590   22,311,471   15,203,935    2,974,740    4,294,683
                          ------------  ------------  -----------  -----------  -----------  -----------
NET ASSETS--END OF
 YEAR...................  $158,897,572  $112,440,622  $27,257,752  $22,311,471  $ 6,119,855  $ 2,974,740
                          ============  ============  ===========  ===========  ===========  ===========

                       See Notes to Financial Statements.

       DIVERSIFIED            INTERNATIONAL STOCK           STOCK INDEX             AGGRESSIVE GROWTH
        DIVISION                   DIVISION                  DIVISION                   DIVISION
--------------------------  ------------------------  ------------------------  --------------------------
                                  FOR THE YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------
    1996          1995         1996         1995         1996         1995          1996          1995
------------  ------------  -----------  -----------  -----------  -----------  ------------  ------------
$  8,826,401  $  4,695,480  $    18,390  $    27,416  $   559,328  $   213,805  $  1,592,307  $  4,726,548
     532,857       248,523       (9,816)      28,349      742,061       29,512       166,243       152,387
   3,200,410    10,898,818     (559,306)     136,578    2,836,911    2,271,366     1,728,894     4,188,117
------------  ------------  -----------  -----------  -----------  -----------  ------------  ------------
  12,559,668    15,842,821     (550,732)     192,343    4,138,300    2,514,683     3,487,444     9,067,052
------------  ------------  -----------  -----------  -----------  -----------  ------------  ------------
  34,025,252    31,888,789   10,992,609   12,024,423   16,930,258    7,870,004    45,233,040    32,859,273
  (3,640,372)   (2,358,803)    (611,355)    (392,901)    (385,783)    (232,828)   (2,071,839)   (1,185,240)
    (466,159)     (416,768)    (688,494)    (658,961)   4,466,799    1,324,319     1,106,638     2,162,117
 (16,191,671)  (15,856,704)  (2,768,825)  (5,248,525)  (6,541,830)  (2,897,249)  (18,345,877)  (14,163,669)
------------  ------------  -----------  -----------  -----------  -----------  ------------  ------------
  13,727,050    13,256,514    6,923,935    5,724,036   14,469,444    6,064,246    25,921,962    19,672,481
------------  ------------  -----------  -----------  -----------  -----------  ------------  ------------
  26,286,718    29,099,335    6,373,203    5,916,379   18,607,744    8,578,929    29,409,406    28,739,533
  84,180,741    55,081,406   17,296,137   11,379,758   13,425,770    4,846,841    54,331,797    25,592,264
------------  ------------  -----------  -----------  -----------  -----------  ------------  ------------
$110,467,459  $ 84,180,741  $23,669,340  $17,296,137  $32,033,514  $13,425,770  $ 83,741,203  $ 54,331,797
============  ============  ===========  ===========  ===========  ===========  ============  ============

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

  Metropolitan Life Separate Account UL (the "Separate Account") is a multi-division unit investment trust registered under the Investment Company Act of 1940 and presently consists of seven investment divisions used to support variable universal life insurance policies. The assets in each division are invested in shares of the corresponding portfolio of the Metropolitan Series Fund, Inc. (the "Fund"). Each portfolio has varying investment objectives relative to growth of capital and income.

  The Separate Account was formed by Metropolitan Life Insurance Company ("Metropolitan Life") on December 13, 1988, and registered as a unit investment trust on January 5, 1990. The assets of the Separate Account are the property of Metropolitan Life.

  A summary of significant accounting policies, all of which are in accordance with generally accepted accounting principles, is set forth below:

1. SIGNIFICANT ACCOUNTING POLICIES

  A. VALUATION OF INVESTMENTS

    Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios. A summary of investments of the seven designated portfolios of the Fund in which the seven investment divisions of the Separate Account invest as of December 31, 1996 is included as Note 4. The methods used to value the Fund's investments at December 31, 1996 are described in Note 1A of the Fund's 1996 Annual Report.

  B.SECURITY TRANSACTIONS

    Purchases and sales are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

  C.FEDERAL INCOME TAXES

    In the opinion of counsel of Metropolitan Life, the Separate Account will be treated as a part of Metropolitan Life and its operations, and the Separate Account will not be taxed separately as a "regulated investment company" under existing law. Metropolitan Life is taxed as a life insurance company. The policies permit Metropolitan Life to charge against the Separate Account any taxes, or reserves for taxes, attributable to the maintenance or operation of the Separate Account. Metropolitan Life is not currently charging any Federal income taxes against the Separate Account arising from the earnings or realized capital gains attributable to the Separate Account. Such charges may be imposed in future years depending on market fluctuations and transactions involving the Separate Account.

  D. NET PREMIUMS

    Metropolitan Life deducts a sales load and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain of the policies, Metropolitan Life also deducts a Federal income tax charge before amounts are allocated to the Separate Account. The Federal income tax charge is imposed in connection with certain of the policies to recover a portion of the Federal income tax adjustment attributable to policy acquisition expenses.

2. DIVIDENDS

  On April 25, 1996 and December 16, 1996, the Fund declared dividends for all shareholders of record on April 25, 1996 and December 26, 1996, respectively. The amount of dividends received by the Separate Account was $29,952,232. The dividends were paid to Metropolitan Life on April 26, 1996 and December 27, 1996, respectively, and were immediately reinvested in additional shares of the portfolios in which the investment divisions invest. As a result of this reinvestment, the number of shares of the Fund held by each of the seven investment divisions increased by the following: Growth Portfolio 488,416 shares, Income Portfolio 139,135 shares, Money Market Portfolio 28,861 shares, Diversified Portfolio 578,116 shares, International Stock Portfolio 16,160 shares, Stock Index Portfolio 33,043 shares, and Aggressive Growth Portfolio 82,174 shares.

3. EXPENSES

  With respect to assets in the Separate Account that support certain policies, Metropolitan Life applies a daily charge against the Separate Account for the mortality and expense risks assumed by Metropolitan Life. This charge is equivalent to the effective annual rate of .90% of the average daily value of the net assets in the Separate Account which are attributable to such policies.

4. SUMMARY OF INVESTMENTS AS OF DECEMBER 31, 1996 METROPOLITAN SERIES FUND,
INC.

                             GROWTH                 INCOME             MONEY MARKET           DIVERSIFIED
                           PORTFOLIO              PORTFOLIO             PORTFOLIO              PORTFOLIO
                         -------------- -------  ------------ -------  ------------ -------  --------------
                             VALUE                  VALUE                 VALUE                  VALUE
                           (NOTE 1A)              (NOTE 1A)             (NOTE 1A)              (NOTE 1A)
COMMON STOCK
 Aerospace.............. $   14,697,375   (0.9%)                                             $    8,224,562   (0.6%)
 Automotive.............     38,188,750   (2.4%)                                                 21,290,925   (1.5%)
 Banking................    157,307,202   (9.8%)                                                 87,632,900   (6.0%)
 Broadcasting...........     19,728,750   (1.2%)                                                 11,025,000   (0.8%)
 Business Services......     31,078,650   (1.9%)                                                 17,361,575   (1.2%)
 Chemicals..............    105,060,638   (6.6%)                                                 58,547,387   (4.0%)
 Cosmetics..............     20,924,887   (1.3%)                                                 11,739,188   (0.8%)
 Drugs & Health Care....     65,432,344   (4.1%)                                                 36,554,638   (2.5%)
 Electrical Equipment...     39,896,063   (2.5%)                                                 22,197,437   (1.5%)
 Electronics............    147,966,575   (9.3%)                                                 82,595,572   (5.7%)
 Financial Services.....     34,196,000   (2.1%)                                                 19,078,600   (1.3%)
 Food & Beverages.......     55,678,225   (3.5%)                                                 31,081,563   (2.1%)
 Hospital Management....     26,943,900   (1.7%)                                                 15,140,663   (1.0%)
 Hospital Supply........     64,140,600   (4.0%)                                                 35,693,650   (2.5%)
 Hotel & Restaurant.....     34,541,887   (2.2%)                                                 19,286,312   (1.3%)
 Household Products.....     27,788,750   (1.7%)                                                 15,490,750   (1.1%)
 Insurance..............     58,992,362   (3.7%)                                                 32,934,038   (2.3%)
 Leisure................     37,965,054   (2.4%)                                                 21,750,587   (1.5%)
 Machinery..............     24,072,650   (1.5%)                                                 13,385,200   (0.9%)
 Metals--Aluminum.......     45,886,900   (2.9%)                                                 25,661,113   (1.8%)
 Miscellaneous..........     17,727,000   (1.1%)                                                  9,861,000   (0.7%)
 Office & Business
  Equipment.............    104,763,338   (6.6%)                                                 58,437,513   (4.0%)
 Oil....................     27,677,510   (1.7%)                                                 15,646,986   (1.1%)
 Oil--Domestic..........      7,318,575   (0.5%)                                                  4,071,375   (0.3%)
 Oil--International.....     32,374,200   (2.0%)                                                 18,031,200   (1.2%)
 Oil--Services..........     46,821,401   (2.9%)                                                 26,157,263   (1.8%)
 Retail Grocery.........     23,040,750   (1.4%)                                                 13,019,606   (0.9%)
 Retail Trade...........     74,240,420   (4.7%)                                                 41,373,775   (2.9%)
 Software...............     19,964,200   (1.3%)                                                 11,203,265   (0.8%)
 Tobacco................     22,356,062   (1.4%)                                                 12,602,737   (0.9%)
 Transportation--
  Railroad..............      8,116,800   (0.5%)                                                  4,548,600   (0.3%)
 Transportation--
  Trucking..............              0   (0.0%)                                                          5   (0.0%)
 Utilities--Gas
  Distribution &
  Pipelines.............     33,212,237   (2.1%)                                                 18,517,850   (1.3%)
                         --------------                                                      --------------
 Total Common Stock.....  1,468,100,055  (91.9%)                                                820,142,835  (56.6%)
                         --------------                                                      --------------
LONG-TERM DEBT
 SECURITIES
Corporate Bonds:
 Banking................                         $ 17,291,411   (4.5%)                       $   13,220,347   (0.9%)
 Collateralized Mortgage
  Obligations...........                            8,684,394   (2.3%)                            9,152,935   (0.6%)
 Financial Services.....                           36,834,715   (9.6%)                           60,619,051   (4.2%)
 Government Sponsored...                            5,656,770   (1.5%)                            6,496,680   (0.5%)
 Industrials............                           26,858,935   (7.0%)                           33,637,368   (2.3%)
 Miscellaneous..........                            6,288,068   (1.6%)                            8,335,834   (0.6%)
 Utilities--Electric....                            7,305,058   (1.9%)                            5,318,809   (0.4%)
 Utilities--
  Miscellaneous.........                                    0   (0.0%)                            2,838,920   (0.2%)
 Utilities--Telephone...                                    0   (0.0%)                            5,040,000   (0.3%)
                                                 ------------                                --------------
 Total Corporate Bonds..                          108,919,351  (28.4%)                          144,659,944  (10.0%)
                                                 ------------                                --------------
 Federal Agency
  Obligations...........                           19,701,551   (5.1%)                           30,641,236   (2.1%)
 Federal Treasury
  Obligations...........                          201,495,177  (52.6%)                          317,610,213  (21.9%)
 Foreign Obligations....                           14,393,603   (3.8%)                           20,255,361   (1.4%)
 Yankee Bonds...........                           15,352,261   (4.0%)                           21,020,607   (1.5%)
                                                 ------------                                --------------
 Total Bonds............                          359,861,943  (93.9%)                          534,187,361  (36.9%)
                                                 ------------                                --------------
SHORT-TERM OBLIGATIONS
 Commercial Paper....... $  125,797,417   (7.9%) $ 17,393,000   (4.5%) $25,926,227   (62.3%) $   82,989,000   (5.7%)
 Corporate Note.........                                                 3,998,775    (9.6%)
 Federal Agency
  Obligations...........                                                11,675,628   (28.0%)
                         --------------          ------------          -----------           --------------
 Total Short-Term
  Obligations...........    125,797,417   (7.9%)   17,393,000   (4.5%)  41,600,630   (99.9%)     82,989,000   (5.7%)
                         --------------          ------------          -----------           --------------
TOTAL INVESTMENTS.......  1,593,897,472  (99.8%)  377,254,943  (98.4%)  41,600,630   (99.9%)  1,437,319,196  (99.2%)
 Other Assets Less
  Liabilities...........      3,831,003   (0.2%)    6,139,895   (1.6%)      36,001    (0.1%)     11,521,971   (0.8%)
                         --------------          ------------          -----------           --------------
NET ASSETS.............. $1,597,728,475 (100.0%) $383,394,838 (100.0%) $41,636,631  (100.0%) $1,448,841,167 (100.0%)
                         ==============          ============          ===========           ==============

4. SUMMARY OF INVESTMENTS AS OF DECEMBER 31, 1996 METROPOLITAN SERIES FUND, INC. (CONTINUED)

                                                          INTERNATIONAL
                                                              STOCK
                                                            PORTFOLIO
                                                          -------------
                                                              VALUE
                                                            (NOTE 1A)
COMMON STOCK
 Automotive.............................................. $ 12,042,055    (4.0%)
 Banking.................................................   28,537,013    (9.4%)
 Broadcasting............................................    1,583,340    (0.5%)
 Business Services.......................................    1,353,994    (0.5%)
 Chemicals...............................................   15,831,034    (5.2%)
 Construction Materials..................................    4,410,671    (1.5%)
 Consumer Non-Durables...................................    1,078,633    (0.4%)
 Drugs & Health Care.....................................   13,669,733    (4.5%)
 Electrical Equipment....................................    4,851,913    (1.6%)
 Electronics.............................................   33,670,645   (11.1%)
 Financial Services......................................   16,109,145    (5.3%)
 Food & Beverages........................................    4,475,477    (1.5%)
 Forest Products & Paper.................................    1,650,874    (0.6%)
 General Business........................................       81,167    (0.0%)
 Homebuilders............................................    2,312,664    (0.8%)
 Household Products......................................    1,626,631    (0.5%)
 Insurance...............................................   12,269,901    (4.0%)
 Investment Companies....................................    2,234,375    (0.7%)
 Leisure.................................................    2,828,608    (0.9%)
 Machinery...............................................    5,079,733    (1.7%)
 Metals--Gold............................................       59,942    (0.0%)
 Metals--Non-Ferrous.....................................    4,051,349    (1.3%)
 Metals--Steel & Iron....................................    6,796,496    (2.2%)
 Miscellaneous...........................................    5,656,864    (1.9%)
 Multi-Industry..........................................   14,979,104    (4.9%)
 Oil & Gas Exploration...................................    6,073,231    (2.0%)
 Oil--International......................................   15,038,125    (4.9%)
 Printing & Publishing...................................    3,890,524    (1.3%)
 Real Estate.............................................   15,753,267    (5.2%)
 Retail Trade............................................    8,007,127    (2.6%)
 Textiles & Apparel......................................    2,385,456    (0.8%)
 Toys & Amusements.......................................      976,600    (0.3%)
 Transportation..........................................    1,745,426    (0.6%)
 Utilities--Electric.....................................    4,565,840    (1.5%)
 Utilities--Gas Distribution & Pipelines.................    3,750,981    (1.2%)
 Utilities--Miscellaneous................................    3,130,194    (1.0%)
 Utilities--Telephone....................................    7,711,745    (2.5%)
                                                          ------------
 Total Common Stock......................................  270,269,877   (88.9%)
                                                          ------------
PREFERRED STOCK
 Retail Trade............................................      518,032    (0.2%)
                                                          ------------
 Total Equity Securities.................................  270,787,909   (89.1%)
TOTAL LONG-TERM DEBT SECURITIES--CONVERTIBLE BONDS.......   19,499,259    (6.4%)
                                                          ------------
TOTAL INVESTMENTS........................................  290,287,168   (95.5%)
 Other Assets Less Liabilities...........................   13,538,315    (4.5%)
                                                          ------------
NET ASSETS............................................... $303,825,483  (100.0%)
                                                          ============

4. SUMMARY OF INVESTMENTS AS OF DECEMBER 31, 1996 METROPOLITAN SERIES FUND, INC. (CONTINUED)

                                                          STOCK INDEX
                                                           PORTFOLIO
                                                          -----------
                                                             VALUE
                                                           (NOTE 1A)
COMMON STOCK
 Aerospace.............................................. $   28,736,048   (2.6%)
 Automotive.............................................     28,701,626   (2.6%)
 Banking................................................     93,714,830   (8.4%)
 Broadcasting...........................................     11,450,367   (1.0%)
 Building & Construction................................      7,528,376   (0.7%)
 Business Services......................................     14,455,324   (1.3%)
 Chemicals..............................................     34,500,400   (3.1%)
 Containers & Glass.....................................      1,693,750   (0.2%)
 Cosmetics..............................................      3,360,350   (0.3%)
 Drugs & Health Care....................................     72,616,988   (6.5%)
 Electrical Equipment...................................     48,407,363   (4.3%)
 Electronics............................................     63,125,007   (5.6%)
 Financial Services.....................................     35,084,926   (3.1%)
 Food & Beverages.......................................     68,548,136   (6.1%)
 Forest Products & Paper................................     16,456,307   (1.5%)
 Hospital Management....................................     10,165,689   (0.9%)
 Hospital Supply........................................     30,587,031   (2.7%)
 Hotel & Restaurant.....................................     10,602,137   (0.9%)
 Household Appliances & Home Furnishings................      1,995,625   (0.2%)
 Household Products.....................................     34,569,100   (3.1%)
 Insurance..............................................     38,990,773   (3.5%)
 Leisure................................................      9,888,705   (0.9%)
 Liquor.................................................      2,526,500   (0.2%)
 Machinery..............................................     14,790,412   (1.3%)
 Metals--Aluminum.......................................      4,013,638   (0.4%)
 Metals--Gold...........................................      5,642,260   (0.5%)
 Metals--Non-Ferrous....................................      2,738,985   (0.2%)
 Metals--Steel & Iron...................................      1,839,738   (0.2%)
 Mining.................................................      2,180,087   (0.2%)
 Miscellaneous..........................................      3,178,900   (0.3%)
 Multi-Industry.........................................      9,577,826   (0.9%)
 Newspapers.............................................      6,143,637   (0.5%)
 Office & Business Equipment............................     48,538,755   (4.3%)
 Oil & Gas Exploration..................................      2,800,313   (0.2%)
 Oil--Domestic..........................................     21,819,438   (1.9%)
 Oil--International.....................................     65,066,563   (5.8%)
 Oil--Services..........................................     11,558,751   (1.0%)
 Photography............................................      5,953,875   (0.5%)
 Printing & Publishing..................................      3,554,968   (0.3%)
 Retail Grocery.........................................      5,887,863   (0.5%)
 Retail Trade...........................................     42,490,678   (3.8%)
 Software...............................................     30,829,784   (2.7%)
 Textiles & Apparel.....................................      6,880,088   (0.6%)
 Tires & Rubber.........................................      3,116,200   (0.3%)
 Tobacco................................................     21,138,225   (1.9%)
 Toys & Amusements......................................      2,450,273   (0.2%)
 Transportation--Airlines...............................      4,475,875   (0.4%)
 Transportation--Railroad...............................     11,508,961   (1.0%)
 Transportation--Trucking...............................      1,006,875   (0.1%)
 Utilities--Electric....................................     27,914,283   (2.5%)
 Utilities--Gas Distribution & Pipelines................     14,503,806   (1.3%)
 Utilities--Telephone...................................     72,606,227   (6.5%)
                                                         --------------
 Total Common Stock.....................................  1,121,912,642 (100.0%)
PREFERRED STOCK
 Hospital Supply........................................          1,774   (0.0%)
                                                         --------------
 Total Equity Securities................................  1,121,914,416 (100.0%)
TOTAL SHORT-TERM OBLIGATIONS--U.S. TREASURY BILLS.......      6,119,501   (0.5%)
                                                         --------------
TOTAL INVESTMENTS.......................................  1,128,033,917 (100.5%)
 Other Assets Less Liabilities..........................    (5,736,583)  (-0.5%)
                                                         --------------
NET ASSETS.............................................. $1,122,297,334 (100.0%)
                                                         ==============

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)
4. SUMMARY OF INVESTMENTS AS OF DECEMBER 31, 1996 METROPOLITAN SERIES FUND, INC. (CONCLUDED)

                                                           AGGRESSIVE
                                                             GROWTH
                                                           PORTFOLIO
                                                           ----------
                                                             VALUE
                                                           (NOTE 1A)
                                                           ---------
COMMON STOCK
 Automotive............................................. $    8,300,475   (0.6%)
 Banking................................................     52,161,093   (4.0%)
 Broadcasting...........................................      1,911,644   (0.1%)
 Business Services......................................    111,731,275   (8.5%)
 Chemicals..............................................      8,035,150   (0.6%)
 Drugs & Health Care....................................     40,531,901   (3.1%)
 Electronics............................................    159,063,920  (12.0%)
 Finance................................................      1,903,687   (0.1%)
 Financial Services.....................................     36,782,250   (2.8%)
 Food & Beverages.......................................      8,800,137   (0.7%)
 Hospital Supply........................................     24,680,369   (1.9%)
 Hotel & Restaurant.....................................    147,865,328  (11.2%)
 Insurance..............................................     24,104,063   (1.8%)
 Leisure................................................     22,011,718   (1.7%)
 Machinery..............................................      5,305,125   (0.4%)
 Office & Business Equipment............................     46,756,744   (3.5%)
 Oil....................................................      1,795,219   (0.1%)
 Oil & Gas Exploration..................................     22,009,875   (1.7%)
 Oil--Services..........................................    115,561,562   (8.7%)
 Personal Care..........................................      2,647,288   (0.2%)
 Printing & Publishing..................................      7,947,212   (0.6%)
 Retail Trade...........................................    116,932,900   (8.9%)
 Software...............................................    110,257,289   (8.3%)
 Textiles & Apparel.....................................     38,388,025   (2.9%)
 Tobacco................................................      1,785,938   (0.1%)
 Transportation--Airlines...............................     19,139,375   (1.4%)
 Utilities--Miscellaneous...............................      7,936,000   (0.6%)
 Utilities--Telephone...................................     19,502,387   (1.5%)
                                                         --------------
 Total Common Stock.....................................  1,163,847,949  (88.0%)
PREFERRED STOCK
 Printing & Publishing..................................      3,590,300   (0.3%)
                                                         --------------
Total Equity Securities.................................  1,167,438,249  (88.3%)
TOTAL LONG-TERM DEBT SECURITIES--CONVERTIBLE BONDS......      2,312,500   (0.2%)
TOTAL SHORT-TERM OBLIGATIONS--COMMERCIAL PAPER..........    142,773,021  (10.8%)
                                                         --------------
TOTAL INVESTMENTS.......................................  1,312,523,770  (99.3%)
 Other Assets Less Liabilities..........................      9,325,594   (0.7%)
                                                         --------------
NET ASSETS.............................................. $1,321,849,364 (100.0%)
                                                         ==============

                         INDEPENDENT AUDITORS' REPORT

Metropolitan Life Insurance Company

  We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of earnings, equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1996 and 1995 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 13 to the consolidated financial statements, the Company has retroactively adopted applicable generally accepted accounting principles relating to mutual life insurance companies and has changed, as of December 31, 1994, the method of accounting for fixed maturity investments.

Deloitte & Touche LLP

New York, New York

April 4, 1997

                      METROPOLITAN LIFE INSURANCE COMPANY

     CONSOLIDATED BALANCE SHEETS DECEMBER 31, 1996 AND 1995 (IN MILLIONS)

                                                        NOTES   1996     1995
                                                        ----- -------- --------
ASSETS
Investments:
 Fixed Maturities:                                      2,12
   Available for Sale, at Estimated Fair Value.........       $ 75,039 $ 76,412
   Held to Maturity, at Amortized Cost.................         11,322   11,340
 Equity Securities..................................... 2,12     2,816    1,749
 Mortgage Loans on Real Estate......................... 2,12    18,964   17,216
 Policy Loans..........................................   12     5,842    5,714
 Real Estate...........................................    2     7,744    8,761
 Real Estate Joint Ventures............................    4       851      753
 Other Limited Partnership Interests...................    4       992      797
 Leases and Leveraged Leases...........................    2     1,883    1,503
 Short-Term Investments................................   12       741    1,769
 Other Invested Assets.................................          2,692    2,651
                                                              -------- --------
   Total Investments...................................        128,886  128,665
Cash and Cash Equivalents..............................   12     2,325    1,930
Deferred Policy Acquisition Costs......................          7,227    6,508
Accrued Investment Income..............................          1,611    1,961
Premiums and Other Receivables.........................          2,916    2,533
Deferred Income Taxes Receivable.......................             37      --
Other Assets...........................................          2,094    2,157
Separate Account Assets................................         43,775   39,384
                                                              -------- --------
   Total Assets........................................       $188,871 $183,138
                                                              ======== ========
LIABILITIES AND EQUITY
LIABILITIES
Future Policy Benefits.................................    5  $ 69,223 $ 68,256
Policyholder Account Balances.......................... 5,12    47,674   48,133
Other Policyholder Funds...............................   12     4,179    4,006
Policyholder Dividends Payable.........................          1,817    1,825
Short- and Long-Term Debt.............................. 9,12     5,365    5,580
Income Taxes Payable:                                      6
 Current...............................................            599      827
 Deferred..............................................            --       230
Other Liabilities......................................          4,632    3,666
Separate Account Liabilities...........................         43,399   38,861
                                                              -------- --------
   Total Liabilities...................................        176,888  171,384
                                                              -------- --------
Commitments and Contingencies (Notes 2, 4 and 10)
EQUITY
Retained Earnings......................................         10,937   10,084
Net Unrealized Investment Gains........................    3     1,028    1,646
Foreign Currency Translation Adjustments...............             18       24
                                                              -------- --------
   Total Equity........................................   13    11,983   11,754
                                                              -------- --------
   Total Liabilities and Equity........................       $188,871 $183,138
                                                              ======== ========

         See accompanying notes to consolidated financial statements.

  The New York State Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determination.

                      METROPOLITAN LIFE INSURANCE COMPANY

                      CONSOLIDATED STATEMENTS OF EARNINGS

      FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994 (IN MILLIONS)

                                                 NOTES  1996     1995     1994
                                                 ----- -------  -------  -------
REVENUES
Premiums.......................................     5  $11,462  $11,178  $10,078
Universal Life and Investment-Type Product Pol-
 icy Fee Income................................          1,173    1,105      883
Net Investment Income..........................     3    8,848    8,711    8,283
Investment Gains, Net..........................     3      603      199        4
Commissions, Fees and Other Income.............          1,152      741      636
                                                       -------  -------  -------
 Total Revenues................................         23,238   21,934   19,884
                                                       -------  -------  -------
BENEFITS AND OTHER DEDUCTIONS
Policyholder Benefits..........................     5   12,525   11,976   11,179
Interest Credited to Policyholder Account Bal-
 ances.........................................          2,868    3,143    3,040
Policyholder Dividends.........................          1,728    1,786    1,752
Other Operating Costs and Expenses.............          4,711    4,285    3,500
                                                       -------  -------  -------
 Total Benefits and Other Deductions...........         21,832   21,190   19,471
                                                       -------  -------  -------
Earnings from Continuing Operations before In-
 come Taxes....................................          1,406      744      413
Income Taxes...................................     6      482      407      380
                                                       -------  -------  -------
Earnings from Continuing Operations............            924      337       33
                                                       -------  -------  -------
Discontinued Operations:
 (Loss) Earnings from Discontinued Operations
  (Net of Income Tax (Benefit) Expense of $(18)
  in 1996, $32 in 1995 and $54 in 1994)........            (52)     (54)      81
 (Loss) Gain on Disposal of Discontinued Opera-
  tions (Net of Income Tax (Benefit) Expense of
  $(11) in 1996 and $106 in 1995)..............            (19)     416      --
                                                       -------  -------  -------
(Loss) Earnings from Discontinued Operations...            (71)     362       81
                                                       -------  -------  -------
Net Earnings...................................    13  $   853  $   699  $   114
                                                       =======  =======  =======

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY

       FOR THE YEARS ENDED DECEMBER 31, 1996 ,1995 AND 1994 (IN MILLIONS)

                                                 NOTES  1996     1995     1994
                                                 ----- -------  -------  ------
Retained Earnings, Beginning of Year...........        $10,084  $ 9,385  $9,271
Net Earnings...................................            853      699     114
                                                       -------  -------  ------
Retained Earnings, End of Year.................         10,937   10,084   9,385
                                                       -------  -------  ------
Net Unrealized Investment Gains (Losses),
Beginning of Year..............................          1,646     (955)    259
Cumulative Effect of Accounting Change.........     1      --       --   (1,247)
Change in Unrealized Investment (Losses) Gains.           (618)   2,601      33
                                                       -------  -------  ------
Net Unrealized Investment Gains (Losses), End
of Year........................................          1,028    1,646    (955)
                                                       -------  -------  ------
Foreign Currency Translation Adjustments,
Beginning of Year..............................             24       (2)    (17)
Change in Foreign Currency Translation
Adjustments....................................             (6)      26      15
                                                       -------  -------  ------
Foreign Currency Translation Adjustments, End
of Year........................................             18       24      (2)
                                                       -------  -------  ------
Total Equity, End of Year......................    13  $11,983  $11,754  $8,428
                                                       =======  =======  ======

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

       FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (IN MILLIONS)

                                                     1996      1995      1994
                                                   --------  --------  --------
Net Cash Provided by Operating Activities......... $  3,688  $  4,823  $  3,980
Cash Flows from Investing Activities:
 Sales, Maturities and Repayments of:
  Fixed Maturities................................   76,117    64,372    47,658
  Equity Securities...............................    2,069       694       795
  Mortgage Loans on Real Estate...................    2,380     3,182     2,684
  Real Estate.....................................    1,948     1,193       688
  Real Estate Joint Ventures......................      410       387       471
  Other Limited Partnership Interests.............      178        42        24
 Purchases of:
  Fixed Maturities................................  (76,225)  (66,693)  (51,073)
  Equity Securities...............................   (2,742)     (781)     (812)
  Mortgage Loans on Real Estate...................   (4,225)   (2,491)   (1,465)
  Real Estate.....................................     (859)     (904)     (773)
  Real Estate Joint Ventures......................     (130)     (285)      (51)
  Other Limited Partnership Interests.............     (307)      (87)     (164)
 Net Change in Short-Term Investments.............    1,028      (634)      198
 Net Change in Policy Loans.......................     (128)     (112)     (393)
 Other, Net ......................................     (438)     (568)     (107)
                                                   --------  --------  --------
Net Cash Used by Investing Activities.............     (924)   (2,685)   (2,320)
                                                   --------  --------  --------
Cash Flows from Financing Activities:
 Policyholder Account Balances
  Deposits........................................   17,167    16,017    15,580
  Withdrawals.....................................  (19,321)  (19,142)  (16,876)
 Additions to Long-Term Debt......................      --        692       148
 Repayments of Long-Term Debt.....................     (284)     (389)     (334)
 Net Increase (Decrease) in Short-Term Debt.......       69       (78)      143
                                                   --------  --------  --------
Net Cash Used by Financing Activities.............   (2,369)   (2,900)   (1,339)
                                                   --------  --------  --------
Change in Cash and Cash Equivalents...............      395      (762)      321
Cash and Cash Equivalents, Beginning of Year......    1,930     2,692     2,371
                                                   --------  --------  --------
Cash and Cash Equivalents, End of Year............ $  2,325  $  1,930  $  2,692
                                                   ========  ========  ========
Supplemental Cash Flow Information:
 Interest Paid.................................... $    310  $    280  $    257
                                                   ========  ========  ========
 Income Taxes Paid................................ $    497  $    283  $    161
                                                   ========  ========  ========

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

      FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994 (IN MILLIONS)

                                                       1996     1995     1994
                                                      -------  -------  ------
Net Earnings......................................... $   853  $   699  $  114
Adjustments to Reconcile Net Earnings to Net Cash
 Provided by Operating Activities:
  Change in Deferred Policy Acquisition Costs, Net...    (391)    (376)   (538)
  Change in Accrued Investment Income................     350     (191)    (70)
  Change in Premiums and Other Receivables...........    (106)     (29)   (458)
  Undistributed (Income) Loss of Real Estate Joint
   Ventures and Other Limited Partnerships...........     100      (95)    150
  Gains from Sale of Investments and Businesses, Net.    (573)    (721)     (4)
  Depreciation and Amortization Expenses.............     (18)      30     (25)
  Interest Credited to Policyholder Account Balances.   2,868    3,143   3,040
  Universal Life and Investment-Type Product Policy
   Fee Income........................................  (1,173)  (1,105)   (883)
  Change in Future Policy Benefits...................   2,149    2,332   2,089
  Change in Other Policyholder Funds.................     181      (66)     65
  Change in Policyholder Dividends Payable...........      (8)      11     (55)
  Change in Income Taxes Payable.....................    (134)     327     503
  Other, Net.........................................    (410)     864      52
                                                      -------  -------  ------
Net Cash Provided by Operating Activities............ $ 3,688  $ 4,823  $3,980
                                                      =======  =======  ======

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BUSINESS

  Metropolitan Life Insurance Company ("MetLife") and its subsidiaries (collectively, the "Company") principally provide life insurance and annuity products and pension, pension-related and investment-related services to individuals, corporations and other institutions. The Company also provides nonmedical health, disability and property and casualty insurance and offers investment management, investment advisory, and commercial finance services.

 BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The New York State Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determination.

  The accompanying consolidated financial statements include the accounts of MetLife and its subsidiaries, partnerships and joint venture interests in which MetLife has control. Other equity investments in affiliated companies, partnerships and joint ventures are generally reported on the equity basis. Significant intercompany transactions and balances have been eliminated in consolidation.

  Minority interest related to subsidiaries, partnership and joint venture interests that are consolidated amounted to $149 million and $137 million at December 31, 1996 and 1995, respectively, and is included in other liabilities. Minority interest in earnings of $30 million, $22 million and $5 million in 1996, 1995 and 1994, respectively, is included in other operating costs and expenses.

  In August 1996, MetLife completed a merger with New England Mutual Life Insurance Company ("The New England") whereby The New England was merged directly into MetLife. The merger was accounted for as a pooling of interest and, accordingly, the accompanying consolidated financial statements include the accounts and operations of The New England for all periods.

  Prior to 1996, MetLife, as a mutual life insurance company, prepared its financial statements in conformity with accounting practices prescribed or permitted by the Department (statutory financial statements), which accounting practices were considered to be GAAP for a mutual life insurance company. In 1996, MetLife adopted Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises (the "Interpretation"), and Statement of Financial Accounting Standards ("SFAS") No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Policies (the "Standard"), of the Financial Accounting Standards Board ("FASB"). The Interpretation and the Standard required mutual life insurance companies to adopt all standards promulgated by the FASB in their general purpose financial statements. The financial statements of MetLife for 1995 and 1994 have been retroactively restated to reflect the adoption of all applicable authoritative GAAP pronouncements. The effect of such adoption, except for SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," has been reflected in equity at January 1, 1994 (see Note
13).

  As of December 31, 1994, the Company adopted SFAS No. 115, which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of SFAS No. 115 decreased consolidated equity at December 31, 1994, by $1,247 million, net of deferred income taxes, amounts attributable to participating pension contractholders and adjustments of deferred policy acquisition costs and future policy benefits. In 1995, the FASB issued implementation guidance for SFAS No. 115 and permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 31, 1995, the Company transferred $3,058 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated equity at December 31, 1995, increased by $135 million, excluding the effects of deferred income taxes, amounts attributable to participating pension contractholders and adjustments of deferred policy acquisition costs and future policy benefits.

VALUATION OF INVESTMENTS

  Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are stated principally at amortized cost and include bonds and redeemable preferred stock. All other fixed maturity securities are classified as available for sale and are reported at estimated fair value. Equity securities are stated principally at estimated fair value and include common stocks and nonredeemable preferred stocks. Unrealized investment gains and losses on fixed maturity securities available for sale and equity securities are reported as a separate component of equity. Such amounts are net of related deferred income taxes, amounts attributable to participating pension contractholders and adjustments of deferred policy acquisition costs and future policy benefits relating to unrealized gains on available for sale securities. Costs of fixed maturity and equity securities are adjusted for impairments in value deemed to be other than temporary. All security transactions are recorded on a trade date basis.

  Mortgage loans in good standing are carried at outstanding principal balances less unaccreted discounts. Mortgage loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contract terms of the loan agreement. When the Company determines that a loan is impaired, an allowance for loss is established for the difference between the carrying value of the mortgage loan and the estimated fair value. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral. The provision for losses is reported as a realized investment loss. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses.

  Investment real estate, including real estate acquired in satisfaction of debt, is generally stated at depreciated cost (or amortized cost for capital leases). At the date of foreclosure, real estate acquired in satisfaction of debt is recorded at estimated fair value. Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. In performing the review for recoverability, management estimates future cash flows expected from real estate investments including proceeds on disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the real estate, an impairment loss is recognized. Measurement of impairment losses is based on the estimated fair market value of the real estate, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with underlying risks. Real estate investments that management intends to sell in the near term are reported at the lower of cost or estimated fair market value less allowances for the estimated cost of sales. Changes in allowances relating to real estate to be disposed of and impairments of real estate are reported as realized investment gains or losses.

  Depreciation, including charges relating to capital leases, of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 20 to 40 years or the terms of the lease, if shorter. Accumulated depreciation and amortization on real estate was $2,109 million and $2,187 million at December 31, 1996 and 1995, respectively. Depreciation and amortization expense totaled $348 million, $427 million and $356 million for the years ended December 31, 1996, 1995 and 1994, respectively.

  Policy loans are stated at unpaid principal balances. Short-term investments are stated at amortized cost, which approximates fair value.

  The Company acts as the lessor of equipment in both direct financing and operating lease transactions. At lease commencement, the Company records the aggregate future minimum lease payments due, the estimated residual value of the leased equipment and unearned lease income for direct financing leases. The unearned lease income represents the excess of aggregate future minimum lease receipts plus the estimated residual value over the cost of the leased equipment or its net capitalized value. Lease income is recognized over the term of the lease in a manner which reflects a level yield on the net investment in the lease. Certain origination fees and costs are deferred and recognized over the term of the lease using the interest method. For operating lease transactions, the cost of equipment or its net realizable value is depreciated on a straight-line basis over its estimated economic life and lease income is recorded as earned.

  The Company participates in leasing transactions in which it supplies only a portion of the purchase price, but generally has the entire equity interest in the equipment and rentals receivable (leveraged leases). These interests, however, are subordinated to the interests of the lenders supplying the nonequity portion of the repurchase price. The financing is generally in the form of long-term debt that provides for no recourse against the Company and is collateralized by the property. The investment in leveraged leases is recorded net of the nonrecourse debt. Revenue, including related tax benefits, is recorded over the term of the lease at a level rate of return. Management regularly reviews residual values and writes down residuals to expected values as needed.

 INVESTMENT RESULTS

  Realized investment gains and losses are determined by specific identification and are presented as a component of revenues. Valuation allowances are netted against asset categories to which they apply and provisions for losses for investments are included in investment gains and losses.

 PROPERTY AND EQUIPMENT

  Property and equipment and leasehold improvements are included in other assets, and are stated at cost, less accumulated depreciation and amortization. Depreciation, including charges relating to capitalized leases, is provided using the straight-line or sum of the years digits methods over the estimated useful lives of the assets, which generally range from 20 to 40 years for real estate and five to 15 years or the term of the lease, if shorter, for all other property and equipment. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the lease or the estimated useful life of the improvements.

 RECOGNITION OF INCOME AND EXPENSES

  Premiums from traditional life and annuity policies with life contingencies are generally recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contract. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

  For contracts with a single premium, or limited number of premium payments due over a significantly shorter period of time than the total period over which benefits are provided ("limited payment contracts"), premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

  Premiums from nonmedical health contracts are recognized as income on a pro rata basis over the contract terms.

  Premiums from universal life and investment-type contracts are reported as deposits to policyholder account balances. Revenues from these contracts consist of amounts assessed during the period against policyholder account balances for mortality, policy administration and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder account balances and interest credited to policyholder account balances.

  Property and liability premiums are generally recognized as revenue on a pro rata basis over the policy term. Unearned premiums are included in other liabilities and are computed principally by the monthly pro rata method.

 DEFERRED POLICY ACQUISITION COSTS

  The costs of acquiring new business, principally commissions, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, have been deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

  Deferred policy acquisition costs are amortized over 40 years for participating traditional life and 30 years for universal life and investment-type products as a constant percentage of estimated gross margins or profits arising principally from surrender charges and interest, mortality and expense margins based on historical and anticipated future experience, updated regularly. The effects of revisions to experience on previous amortization of deferred policy acquisition costs are reflected in earnings in the period estimated gross margins or profits are revised.

  For nonparticipating traditional life and annuity policies with life contingencies, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

  For nonmedical health insurance contracts, deferred policy acquisition costs are amortized over the life of the contracts (generally 10 years) in proportion to anticipated premium revenue at the time of issue.

  For property and liability insurance, deferred policy acquisition costs are amortized over the terms of policies or reinsurance treaties.

 VALUE OF INSURANCE BUSINESS ACQUIRED AND GOODWILL

  The cost of insurance acquired of $358 million and $381 million at December 31, 1996 and 1995, respectively, and the excess of purchase price over the fair value of net assets acquired of $17 million and $22 million at December 31, 1996 and 1995, respectively, are included in other assets. The cost of insurance acquired is being amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts. Accumulated amortization of cost of insurance acquired was $48 million and $18 million at December 31, 1996 and 1995, respectively, and related amortization expense was $30 million, $27 million and $2 million for the years ended December 31, 1996, 1995 and 1994, respectively. The excess of purchase price over the fair value of assets acquired is being amortized generally over a 10 year period using the straight-line method. Accumulated amortization of cost in excess of net assets acquired was $48 million and $43 million at December 31, 1996 and 1995, respectively, and related amortization expense was $5 million, $5 million and $6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

 FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

  Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of net level premium reserves for death and endowment policy benefits, the liability for terminal dividends and premium deficiency reserves. The net level premium reserve is calculated based on the nonforfeiture interest rate, ranging from 2.5 percent to 7.0 percent, and mortality rates guaranteed in calculating the cash surrender values described in such contracts. Premium deficiency reserves are established, if necessary, when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

  Future policy benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholder fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing future policy benefit liabilities range from 2.5 percent to 7.0 percent for life insurance policies and 6.0 percent to 8.25 percent for annuity contracts.

  Policyholder account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

  Benefit liabilities for nonmedical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

  For property and liability insurance, the liability for unpaid reported losses is based on a case by case or overall estimate using the Company's past experience. A provision is also made for losses incurred but not reported on the basis of estimates and past experience.

 INCOME TAXES

  MetLife and its eligible life insurance and nonlife insurance subsidiaries file a consolidated federal income tax return. The future tax consequences of temporary differences between financial reporting and tax basis of assets and liabilities are measured as of the balance sheet dates and are recorded as deferred tax assets or liabilities.

 SEPARATE ACCOUNT OPERATIONS

  Separate Accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Account assets are subject to general account claims only to the extent the value of such assets exceeds the Separate Account liabilities. Separate Account assets and liabilities also include assets and liabilities relating to unit-linked products sold in the United Kingdom.

  Investments held in the Separate Accounts (stated at estimated fair market value) and liabilities of the Separate Accounts (including participants' corresponding equity in the Separate Accounts) are reported separately as assets and liabilities. Deposits to Separate Accounts are reported as increases in Separate Account liabilities and are not reported in revenues. Mortality, policy administration and surrender charges to all Separate Accounts are included in revenues.

 POLICYHOLDER DIVIDENDS

  The amount of policyholder dividends to be paid is determined annually by the Board of Directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year and management's judgment as to the appropriate level of statutory surplus to be retained by the Company.

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

 CONSOLIDATED STATEMENTS OF CASH FLOWS--NON CASH TRANSACTIONS

  For the years ended December 31, 1996, 1995 and 1994, respectively, real estate of $189 million, $429 million and $273 million was acquired in satisfaction of debt. At December 31, 1996 and 1995, the Company owned real estate acquired in satisfaction of debt of $456 million and $649 million, respectively. During 1995 and 1994, respectively, the company assumed liabilities of $1,573 million and $88 million and received assets of $1,573 million and $86 million through assumption of certain businesses from other insurance companies.

 DISCONTINUED OPERATIONS

  In January 1995, the Company contributed its group medical benefits businesses to a corporate joint venture, The MetraHealth Companies, Inc. ("MetraHealth"). In October 1995, the Company sold its investment in MetraHealth to United HealthCare Corporation. For its interest in MetraHealth, the Company received $485 million face amount of United HealthCare Corporation convertible preferred stock and $326 million in cash (including additional consideration of $50 million in 1996). The sale resulted in an aftertax loss of $36 million in 1996 and an aftertax gain of $372 million in 1995. Operating losses in 1996 related principally to the finalization of the transfer of group medical contracts to MetraHealth. The Company also has the right to receive from United HealthCare Corporation up to approximately $169 million in cash based on the 1997 consolidated financial results of United HealthCare Corporation.

  During 1995, the company also sold its real estate brokerage, mortgage banking and mortgage administration operations for an aggregate consideration of $251 million (including additional cash consideration of $25 million in 1996), resulting in aftertax gains of $17 million in 1996 and $44 million in 1995.

  These operations are accounted for as discontinued operations and, accordingly, are segregated in the accompanying consolidated statements of earnings.

 FOREIGN CURRENCY TRANSLATION

  Assets and liabilities of foreign operations and subsidiaries are translated at the exchange rate in effect at year end. Revenues and benefits and other expenses are translated at the average rate prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to equity.

 ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

 FIXED MATURITY AND EQUITY SECURITIES

  The cost or amortized cost, gross unrealized gain and loss and estimated fair value of fixed maturity and equity securities, by category, are shown below.

HELD TO MATURITY SECURITIES--DECEMBER 31, 1996 (in millions):

                                                   GROSS UNREALIZED
                                         AMORTIZED ----------------- ESTIMATED
                                           COST      GAIN     LOSS   FAIR VALUE
                                         --------- --------   ----   ----------
Fixed Maturities:
 Bonds:
  U. S. Treasury securities and
   obligations of U. S. government
   corporations and agencies............  $    48  $      3           $    51
  States and political subdivisions.....       58         1                59
  Foreign governments...................      260         5               265
  Corporate.............................    7,520       236 $     64    7,692
  Mortgage-backed securities............      689         1       16      674
  Other.................................    2,746        85       24    2,807
                                          -------  -------- --------  -------
    Total bonds.........................   11,321       331      104   11,548
 Redeemable preferred stocks............        1       --       --         1
                                          -------  -------- --------  -------
    Total Fixed Maturities..............  $11,322  $    331 $    104  $11,549
                                          =======  ======== ========  =======

HELD TO MATURITY SECURITIES--DECEMBER 31, 1995 (in millions):

Fixed Maturities:
 Bonds:
  U. S. Treasury securities and
   obligations of U. S. government
   corporations and agencies............  $    63  $      3           $    66
  States and political subdivisions.....       57       --                 57
  Foreign governments...................      194        10               204
  Corporate.............................    8,039       398 $     33    8,404
  Mortgage-backed securities............      860         5       31      834
  Other.................................    2,126       128        5    2,249
                                          -------  -------- --------  -------
    Total bonds.........................   11,339       544       69   11,814
 Redeemable preferred stocks............        1       --       --         1
                                          -------  -------- --------  -------
    Total Fixed Maturities..............  $11,340  $    544 $     69  $11,815
                                          =======  ======== ========  =======

AVAILABLE FOR SALE SECURITIES--DECEMBER 31, 1996 (in millions)

                                                             GROSS
                                                          UNREALIZED
                                                          -----------
                                                                      ESTIMATED
                                                AMORTIZED               FAIR
                                                  COST     GAIN  LOSS   VALUE
                                                --------- ------ ---- ---------
Fixed Maturities:
 Bonds:
  U. S. Treasury securities and obligations
   of U. S. government corporations and agen-
   cies........................................  $12,949  $  901 $128  $13,722
 States and political subdivisions.............      536      13    1      548
 Foreign governments...........................    2,597     266    6    2,857
 Corporate.....................................   32,520   1,102  294   33,328
 Mortgage-backed securities....................   21,200     407   91   21,516
 Other.........................................    2,511      90   30    2,571
                                                 -------  ------ ----  -------
  Total bonds..................................   72,313   2,779  550   74,542
Redeemable preferred stocks....................      500     --     3      497
                                                 -------  ------ ----  -------
  Total Fixed Maturities.......................  $72,813  $2,779 $553  $75,039
                                                 =======  ====== ====  =======
Equity Securities:
 Common stocks.................................  $ 1,882  $  648 $ 55  $ 2,475
 Nonredeemable preferred stocks................      371      51   81      341
                                                 -------  ------ ----  -------
  Total Equity Securities......................  $ 2,253  $  699 $136  $ 2,816
                                                 =======  ====== ====  =======

AVAILABLE FOR SALE SECURITIES--DECEMBER 31, 1995 (in millions)

Fixed Maturities:
 Bonds:
  U. S. Treasury securities and obligations
   of U. S. government corporations and
   agencies....................................  $15,963  $2,194 $  4  $18,153
 States and political subdivisions.............       54       1   --       55
 Foreign governments...........................    1,851     195   --    2,046
 Corporate.....................................   29,742   1,905  124   31,523
 Mortgage-backed securities....................   21,255     707   28   21,934
 Other.........................................    1,788     235    7    2,016
                                                 -------  ------ ----  -------
  Total bonds..................................   70,653   5,237  163   75,727
Redeemable preferred stocks....................      593      95    3      685
                                                 -------  ------ ----  -------
Total Fixed Maturities.........................  $71,246  $5,332 $166  $76,412
                                                 =======  ====== ====  =======
Equity Securities:
 Common stocks.................................  $ 1,372  $  389 $134  $ 1,627
 Nonredeemable preferred stocks................      167       2   47      122
                                                 -------  ------ ----  -------
  Total Equity Securities......................  $ 1,539  $  391 $181  $ 1,749
                                                 =======  ====== ====  =======

  The amortized cost and estimated fair value of bonds classified as held to maturity, by contractual maturity, are shown below.

                                                            AMORTIZED ESTIMATED
                                                              COST    FAIR VALUE
                                                            --------- ----------
      DECEMBER 31, 1996 (in millions)
      Due in one year or less..............................  $   389   $   391
      Due after one year through five years................    3,317     3,413
      Due after five years through 10 years................    5,444     5,562
      Due after 10 years...................................    1,482     1,508
                                                             -------   -------
       Subtotal............................................   10,632    10,874
      Mortgage-backed securities...........................      689       674
                                                             -------   -------
        Total..............................................  $11,321   $11,548
                                                             =======   =======

  The amortized cost and estimated fair value of bonds classified as available for sale, by contractual maturity, are shown below.

                                                            AMORTIZED ESTIMATED
                                                              COST    FAIR VALUE
                                                            --------- ----------
      DECEMBER 31, 1996 (in millions)
      Due in one year or less..............................  $ 1,842   $ 1,844
      Due after one year through five years................   13,659    13,957
      Due after five years through 10 years................   15,729    16,228
      Due after 10 years...................................   19,883    20,997
                                                             -------   -------
       Subtotal............................................   51,113    53,026
      Mortgage-backed securities...........................   21,200    21,516
                                                             -------   -------
        Total..............................................  $72,313   $74,542
                                                             =======   =======

Bonds not due at a single maturity date have been included in the above tables in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

MORTGAGE LOANS

  Mortgage loans are collateralized by properties principally located throughout the United States and Canada. At December 31, 1996, approximately 16 percent and 7 percent of the properties were located in California and Illinois, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

  The mortgage loan investments were categorized as follows:

                                                                      1996  1995
                                                                      ----  ----
DECEMBER 31
Office buildings.....................................................  30%   32%
Retail...............................................................  19%   18%
Residential..........................................................  16%   17%
Agricultural.........................................................  18%   16%
Other................................................................  17%   17%
                                                                      ---   ---
  Total.............................................................. 100%  100%
                                                                      ===   ===

  Many of the Company's real estate joint ventures have loans with the Company. The carrying values of such mortgages were $869 million and $1,164 million at December 31, 1996 and 1995, respectively.

  Mortgage loan valuation allowances and changes thereto are shown below.

                                                               1996  1995  1994
                                                               ----  ----  ----
DECEMBER 31 (in millions)
Balance, beginning of year.................................... $466  $483  $569
Additions charged to income...................................  144   107    89
Deductions for writedowns and dispositions.................... (166) (124) (175)
                                                               ----  ----  ----
Balance, end of year.......................................... $444  $466  $483
                                                               ====  ====  ====

  Impaired mortgage loans and related valuation allowances are as follows:

                                                                  1996    1995
                                                                 ------  ------
DECEMBER 31 (in millions)
Impaired mortgage loans with valuation allowances............... $1,677  $2,028
Impaired mortgage loans with no valuation allowances............    165     389
                                                                 ------  ------
Recorded investment in impaired mortgage loans..................  1,842   2,417
Valuation allowances............................................   (427)   (449)
                                                                 ------  ------
Net impaired mortgage loans..................................... $1,415  $1,968
                                                                 ======  ======

  During the years ended December 31, 1996 and 1995, the Company's average recorded investment in impaired mortgage loans was $2,113 million and $2,365 million, respectively. Interest income recognized on these impaired mortgage loans totaled $122 million and $169 million for the years ended December 31, 1996 and 1995, respectively. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans, where the present value method is used to measure impairment, is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows.

 REAL ESTATE

  Real Estate valuation allowances and changes thereto are shown below.

                                                               1996  1995  1994
                                                               ----  ----  ----
YEARS ENDED DECEMBER 31 (in millions)
Balance, beginning of year.................................... $743  $622  $674
Additions charged to income...................................  127   358    82
Deductions for writedowns and dispositions.................... (341) (237) (134)
                                                               ----  ----  ----
Balance, end of year.......................................... $529  $743  $622
                                                               ====  ====  ====

  The above table does not include valuation reserves of $118 million, $167 million and $95 million at December 31, 1996, 1995 and 1994, respectively, relating to investments in real estate joint ventures.

  Prior to 1996, the Company established valuation allowances for impaired real estate investments. During 1996, $150 million of valuation allowances relating to real estate held for investment were applied as writedowns to specific properties. The balance in the real estate valuation allowance at December 31, 1996, relates to properties that management has committed to a plan of sale. The carrying value, net of valuation allowances, of properties committed to a plan of sale was $1,844 million at December 31, 1996. Net investment income relating to such properties was $60 million for the year ended December 31, 1996.

 LEASES AND LEVERAGED LEASES

  The Company's investment in direct financing leases and leveraged leases is summarized below.

                               DIRECT FINANCING     LEVERAGED
                                    LEASES           LEASES          TOTAL
                               ------------------  ------------  --------------
                                 1996      1995     1996   1995   1996    1995
                               --------  --------  ------  ----  ------  ------
DECEMBER 31 (in millions)
Investment.................... $  1,247  $  1,054  $  507  $298  $1,754  $1,352
Estimated Residual Values.....      238       231     543   445     781     676
                               --------  --------  ------  ----  ------  ------
 Total........................    1,485     1,285   1,050   743   2,535   2,028
Unearned Income...............     (336)     (295)   (316) (230)   (652)   (525)
                               --------  --------  ------  ----  ------  ------
Net Investment................ $  1,149  $    990  $  734  $513  $1,883  $1,503
                               ========  ========  ======  ====  ======  ======

  The investment amounts set forth above are due primarily in monthly installments. The payment periods generally range from three to eight years, but in certain circumstances are as long as 20 years. Average yields range from 7 percent to 12 percent. These receivables are generally collateralized by the related property.


Scheduled aggregate receipts for the investment and estimated residual values in direct financing leases are:

                                                      DIRECT
                                                     FINANCING RESIDUALS TOTAL
                                                     --------- --------- ------
YEAR ENDING DECEMBER 31 (in millions)
  1997..............................................  $  236     $ 20    $  256
  1998..............................................     209        9       218
  1999..............................................     189       25       214
  2000..............................................     167       26       193
  2001..............................................     128       23       151
Thereafter..........................................     318      135       453
                                                      ------     ----    ------
Total...............................................  $1,247     $238    $1,485
                                                      ======     ====    ======

  Historical collection experience indicates that a portion of the above amounts will be paid prior to contractual maturity. Accordingly, the future receipts, as shown above, should not be regarded as a forecast of future cash flow.

FINANCIAL INSTRUMENTS

  The Company has a securities lending program whereby large blocks of securities are loaned to third parties, primarily major brokerage firms. Company policy requires a minimum of 102 percent of the fair value of the loaned securities to be separately maintained as collateral for the loans. The collateral is recorded in memorandum records and is not reflected in the accompanying consolidated balance sheets. To further minimize the credit risks related to this lending program, the Company regularly monitors the financial condition of counterparties to these agreements.

  The Company engages in a variety of derivative transactions. Certain derivatives, such as forwards, futures, options and swaps, which do not themselves generate interest or dividend income, are acquired or sold in order to hedge or reduce risks applicable to assets held, or expected to be purchased or sold, and liabilities incurred or expected to be incurred. The Company may also sell covered call options for income generation purposes from time to time. The Company does not engage in trading of these derivatives.

  Derivative financial instruments involve varying degrees of market risk resulting from changes in the volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments. The Company's risk of loss is typically limited to the fair value of these instruments and not by the notional or contractual amounts which reflect the extent of involvement but not necessarily the amounts subject to risk. Credit risk arises from the possible inability of counterparties to meet the terms of the contracts. Credit risk due to counterparty nonperformance associated with these instruments is the unrealized gain, if any, reflected by the fair value of such instruments.

  During the three year period ended December 31, 1996, the Company employed several ongoing derivatives strategies. The Company entered into a number of anticipatory hedges using securities forwards, futures and interest rate swaps to limit the interest rate exposure of investments expected to be acquired or sold within one year. The Company also executed swaps and foreign currency forwards to hedge, including on an anticipatory basis, the foreign currency risk of foreign currency denominated investments. The Company also used interest rate swaps and forwards to reduce risks from changes in interest rates and exposures arising from mismatches between assets and liabilities. In addition, the Company has used interest rate caps to reduce the market and interest rate risks relating to certain assets and liabilities.

  Income and expenses related to derivatives used to hedge or manage risks are recorded on the accrual basis as an adjustment to the yield of the related securities over the periods covered by the derivative contracts. Gains and losses relating to early terminations of interest rate swaps used to hedge or manage interest rate risk are deferred and amortized over the remaining period originally covered by the swap. Gains and losses relating to derivatives used to hedge the risks associated with anticipated transactions are deferred and utilized to adjust the basis of the transaction once it has closed. If it is determined that the transaction will not close, such gains and losses are included in realized investment gains and losses.

ASSETS ON DEPOSIT

  As of December 31, 1996 and 1995, the Company had assets on deposit with regulatory agencies of $4,062 million and $3,917 million, respectively.

3. INVESTMENT INCOME AND INVESTMENT GAINS

  The sources of investment income are as follows:

                                                          1996    1995    1994
                                                         ------  ------  ------
YEARS ENDED DECEMBER 31 (in millions)
Fixed maturities........................................ $6,042  $6,006  $5,682
Equity securities.......................................     60      45      53
Mortgage loans on real estate...........................  1,523   1,501   1,573
Policy loans............................................    399     394     359
Real estate.............................................  1,647   1,833   1,870
Real estate joint ventures..............................     21      41     (99)
Other limited partnership interests.....................     70      23      40
Leases and leveraged leases.............................    135     113      92
Cash, cash equivalents and short-term investments.......    214     231     146
Other investment income.................................    281     326     337
                                                         ------  ------  ------
Gross investment income................................. 10,392  10,513  10,053
Investment expenses..................................... (1,544) (1,802) (1,770)
                                                         ------  ------  ------
Investment income, net.................................. $8,848  $8,711  $8,283
                                                         ======  ======  ======

  Investment gains (losses), including changes in valuation allowances, are summarized as follows:

                                                        1996    1995    1994
                                                       ------  ------  -------
YEARS ENDED DECEMBER 31 (in millions)
Fixed maturities...................................... $  234  $  621  $   (97)
Equity securities.....................................     78      (5)     141
Mortgage loans on real estate.........................    (86)    (51)     (41)
Real estate...........................................    165    (375)     (20)
Real estate joint ventures............................    206     (16)      18
Other limited partnership interests...................     82     117       28
Other.................................................    (76)    (92)     (25)
                                                       ------  ------  -------
Investment gains, net................................. $  603  $  199  $     4
                                                       ======  ======  =======
  Proceeds from the sales of bonds classified as available for sale during
1996, 1995 and 1994 were $74,580 million, $58,537 million and $43,903 million, respectively. During 1996, 1995 and 1994, respectively, gross gains of $1,069 million, $1,013 million and $642 million and gross losses of $842 million, $402 million and $719 million were realized on those sales. Proceeds from the sale of bonds classified as held to maturity during 1996, 1995 and 1994 were $1,281 million, $1,806 million and $1,797 million, respectively. During 1996, 1995 and
1994, respectively, gross gains of $10 million, $17 million and $9 million and gross losses of $1 million, $4 million and $13 million were realized on those sales. Sales of held to maturity bonds were principally due to prepayments and callable features on privately placed bonds.
  The net unrealized investment gains (losses), which are included in the consolidated balance sheets as a component of equity, and the changes for the corresponding years are summarized as follows:
                                                        1996    1995    1994
                                                       ------  ------  -------
DECEMBER 31 (in millions)
Balance, end of year, comprised of:
 Unrealized investment gains (losses) on:
  Fixed maturities.................................... $2,226  $5,166  $(2,328)
  Equity securities...................................    563     210       41
  Other...............................................    474     380      378
                                                       ------  ------  -------
                                                        3,263   5,756   (1,909)
 Amounts of unrealized investment gains (losses)
 attributable to:
  Participating pension contracts.....................     (9)   (350)     (92)
  Loss recognition.................................... (1,219) (2,064)      (1)
  Deferred policy acquisition cost allowances.........   (420)   (748)     499
  Deferred income tax (expense) benefit...............   (587)   (948)     548
                                                       ------  ------  -------
Balance, end of year.................................. $1,028  $1,646  $  (955)
                                                       ======  ======  =======
                                                        1996    1995    1994
                                                       ------  ------  -------
YEARS ENDED DECEMBER 31 (in millions)
Balance, beginning of year:........................... $1,646  $ (955) $   259
 Change in unrealized investment gains (losses)....... (2,493)  7,665       50
 Unrealized loss at date of adoption of SFAS No. 115..     --      --   (2,449)
 Change in unrealized investment gains (losses)
 attributable to:
  Participating pension contracts.....................    341    (258)     (86)
  Loss recognition....................................    845  (2,063)      21
  Deferred policy acquisition cost allowances.........    328  (1,247)     550
  Deferred income tax (expense) benefit...............    361  (1,496)     700
                                                       ------  ------  -------
Balance, end of year.................................. $1,028  $1,646  $  (955)
                                                       ======  ======  =======

4. REAL ESTATE JOINT VENTURES AND OTHER LIMITED PARTNERSHIP INTERESTS Summarized combined financial information of real estate joint ventures and other limited partnership interests accounted for under the equity method, in which the Company has an investment of $10 million or greater and an equity interest of 10 percent or greater, is as follows:

                                                                    1996   1995
                                                                   ------ ------
DECEMBER 31 (in millions)
Assets:
 Investments in real estate, at depreciated cost.................. $1,030 $1,409
 Investments in securities, generally at estimated fair value.....    621    534
 Cash and cash equivalents........................................     37     33
 Other............................................................  1,030  1,005
                                                                   ------ ------
Total assets...................................................... $2,718 $2,981
                                                                   ====== ======
Liabilities:
 Borrowed funds--third party...................................... $  243 $  264
 Borrowed funds--MetLife..........................................     69    133
 Other............................................................    915    933
                                                                   ------ ------
Total liabilities.................................................  1,227  1,330
                                                                   ------ ------
Partners' Capital................................................. $1,491 $1,651
                                                                   ====== ======
MetLife equity in partners' capital included above................ $  786 $1,103
                                                                   ====== ======

                                                              1996  1995  1994
                                                              ----  ----  ----
YEARS ENDED DECEMBER 31 (in millions)
Operations:
 Revenues of real estate joint ventures...................... $275  $364  $357
 Revenues of other limited partnerships interests............  297   417   287
 Interest expense--third party...............................  (11)  (26)  (24)
 Interest expense--MetLife...................................  (19)  (31)  (27)
 Other expenses.............................................. (411) (501) (499)
                                                              ----  ----  ----
Net earnings................................................. $131  $223  $ 94
                                                              ====  ====  ====
MetLife earnings from real estate joint ventures and other
 limited partnership interests
 included above.............................................. $ 34  $ 28  $  9
                                                              ====  ====  ====

5. REINSURANCE AND OTHER INSURANCE TRANSACTIONS

  In the normal course of business, the Company assumes and cedes insurance with other insurance companies. The accompanying consolidated statements of earnings are presented net of reinsurance ceded.

  The effect of reinsurance on premiums earned is as follows:

                                                       1996     1995     1994
                                                      -------  -------  -------
YEARS ENDED DECEMBER 31 (in millions)
Direct premiums...................................... $12,569  $11,944  $11,309
Reinsurance assumed..................................     508      812      227
Reinsurance ceded....................................  (1,615)  (1,578)  (1,458)
                                                      -------  -------  -------
Net premiums earned.................................. $11,462  $11,178  $10,078
                                                      =======  =======  =======

  Policyholder benefits in the accompanying consolidated statements of earnings are presented net of reinsurance recoveries of $1,667 million, $1,523 million and $1,328 million for the years ended December 31, 1996, 1995 and 1994, respectively. Premiums and other receivables in the accompanying consolidated balance sheets include reinsurance recoverables of $700 million and $458 million at December 31, 1996 and 1995, respectively.

  A contingent liability exists with respect to reinsurance ceded should the reinsurers be unable to meet their obligations.

  The Company acquired, in part through reinsurance effective in January 1995, group life, dental, disability, accidental death and dismemberment, vision and long-term care insurance businesses for $403 million, $53 million of which was paid in 1994. In January 1995, the Company received assets with a fair market value equal to the $1,565 million of liabilities assumed under the reinsurance agreements. The reinsured contracts converted to Company contracts at policy anniversary dates.

  Activity in the liability for unpaid losses and loss adjustment expenses relating to property and casualty and group accident and nonmedical health policies and contracts is summarized as follows:

                                                          1996    1995    1994
                                                         ------  ------  ------
YEARS ENDED DECEMBER 31 (in millions)
Balance at January 1.................................... $3,296  $2,670  $2,553
 Less reinsurance recoverables..........................    214     104      88
                                                         ------  ------  ------
Net balance at January 1................................  3,082   2,566   2,465
                                                         ------  ------  ------
Incurred related to:
 Current year...........................................  2,951   3,420   2,831
 Prior years............................................   (114)    (68)    (75)
                                                         ------  ------  ------
Total incurred..........................................  2,837   3,352   2,756
                                                         ------  ------  ------
Paid related to:
 Current year...........................................  1,998   2,053   1,887
 Prior years............................................    791     783     768
                                                         ------  ------  ------
Total paid..............................................  2,789   2,836   2,655
                                                         ------  ------  ------
Net balance at December 31..............................  3,130   3,082   2,566
 Plus reinsurance recoverables..........................    215     214     104
                                                         ------  ------  ------
Balance at December 31.................................. $3,345  $3,296  $2,670
                                                         ======  ======  ======

  The Company has exposure to catastrophes, which are an inherent risk of the property and casualty insurance business and could contribute to material fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to reduce its catastrophe losses and provide diversification of risk.

6. INCOME TAXES

  Income tax expense for U.S. operations has been calculated in accordance with the provisions of the Internal Revenue Code, as amended (the "Code"). Under the Code, the amount of Federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated by a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies.

  MetLife and its eligible subsidiaries file a consolidated U. S. income tax return and separate income tax returns as required. The Company uses the liability method of accounting for income taxes. Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and taxable income.

INCOME TAX EXPENSE (BENEFIT) OF CONTINUING OPERATIONS

                                                          CURRENT DEFERRED TOTAL
                                                          ------- -------- -----
1996 (in millions)
Federal..................................................  $346     $ 66   $412
State and local..........................................    25        6     31
Foreign..................................................    27       12     39
                                                           ----     ----   ----
  Total..................................................  $398     $ 84   $482
                                                           ====     ====   ====
1995 (in millions)
Federal..................................................  $241     $ 65   $306
State and local..........................................    52        3     55
Foreign..................................................    22       24     46
                                                           ----     ----   ----
  Total..................................................  $315     $ 92   $407
                                                           ====     ====   ====
1994 (in millions)
Federal..................................................  $443     $(95)  $348
State and local..........................................    15       (5)    10
Foreign..................................................    17        5     22
                                                           ----     ----   ----
  Total..................................................  $475     $(95)  $380
                                                           ====     ====   ====

Reconciliations of the differences between income taxes of continuing operations computed at the federal statutory tax rates and consolidated provisions for income taxes are as follows:

                                                              1996   1995  1994
                                                             ------  ----  ----
YEARS ENDED DECEMBER 31 (in millions)
Income before taxes........................................  $1,406  $744  $413
Income tax rate............................................      35%   35%   35%
                                                             ------  ----  ----
Expected income tax expense at federal statutory income tax
rate.......................................................     492   260   145
Tax effect of:
 Tax exempt investment income..............................     (18)   (9)   (9)
 Differential earnings amount..............................      38    67   206
 State and local income taxes..............................      23    37     5
 Foreign operations........................................      (7)   25     3
 Tax credits...............................................     (15)  (15)   --
 Prior year taxes..........................................     (46)   (3)    3
 Other, net................................................      15    45    27
                                                             ------  ----  ----
Income tax expense.........................................  $  482  $407  $380
                                                             ======  ====  ====

  The deferred tax asset or liability recorded on the consolidated balance sheets represents the future tax effects of the temporary differences between the tax basis of assets and liabilities and their amounts for financial reporting. Significant components of deferred tax assets relate to policyholder liabilities and unrealized investment losses. The major items associated with deferred tax liabilities relate to policy acquisition costs, the excess of tax over financial statement depreciation, and unrealized investment gains.

  As of December 31, 1996, the net deferred tax asset includes a benefit of $18 million resulting from foreign net operating loss carryforwards from several foreign affiliates. This benefit is offset by a valuation allowance of $18 million. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred tax asset for foreign net operating loss carryforwards will not be realized. The benefit will be recognized when management believes that it is more likely than not that the deferred tax asset is realizable.

  As of December 31, 1996, the deferred tax asset includes a benefit of $12 million resulting from U.S. tax basis net operating loss carryforwards of $34 million. Subject to statutory limitations, these carryforwards are available to offset taxable income through the year 2011.

7. EMPLOYEE BENEFIT PLANS

 PENSION PLANS

  The Company has defined benefit pension plans covering all eligible employees and sales representatives of MetLife and certain of its subsidiaries. The Company is both the sponsor and administrator of these plans. Retirement benefits are based on years of credited service and final average earnings history.

  Components of the net periodic pension cost for the defined benefit qualified and nonqualified pension plans are as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
YEARS ENDED DECEMBER 31 (in millions)
Service cost.................................................. $ 77  $ 62  $ 93
Interest cost on projected benefit obligation.................  232   222   216
Actual return on assets....................................... (273) (280) (246)
Net amortization and deferrals................................  (12)  (13)  (28)
                                                               ----  ----  ----
Net periodic pension cost..................................... $ 24  $ (9) $ 35
                                                               ====  ====  ====

  The funded status of the qualified and nonqualified defined benefit pension plans and a comparison of the accumulated benefit obligation, plan assets and projected benefit obligation are as follows:

                                            1996                   1995
                                   ---------------------- ----------------------
                                   OVERFUNDED UNDERFUNDED OVERFUNDED UNDERFUNDED
                                   ---------- ----------- ---------- -----------
DECEMBER 31 (in millions)
Actuarial present value of
obligations:
 Vested..........................    $2,756      $135       $2,682      $121
 Nonvested.......................        38       --            43         1
                                     ------      ----       ------      ----
Accumulated benefit obligation...    $2,794      $135       $2,725      $122
                                     ======      ====       ======      ====
Projected benefit obligation.....    $3,084      $184       $3,047      $166
Plan assets (principally Company
 investment contracts) at
 contract value..................     3,495       133        3,236       117
                                     ------      ----       ------      ----
Plan assets in excess of (less
 than) projected benefit obliga-
 tion............................       411       (51)         189       (49)
Unrecognized prior service cost..       165       --            71        (4)
Unrecognized net (loss) gain from
 past experience different from
 that assumed....................        (5)       38          351        43
Unrecognized net asset at transi-
 tion............................      (172)       (4)        (206)       (5)
                                     ------      ----       ------      ----
Prepaid (accrued) pension cost at
 December 31.....................    $  399      $(17)      $  405      $(15)
                                     ======      ====       ======      ====

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation ranged from 7.25 percent to 8.0 percent for 1996 and 7.25 percent to 8.5 percent for 1995. The weighted average assumed rate of increase in future compensation levels ranged from 4.0 percent to 8.0 percent in 1996 and 1995. The assumed long-term rate of return on assets used in determining the net periodic pension cost ranged from 8.0 percent to 8.5 percent in 1996 and 8.0 percent to 9.5 percent in 1995. In addition, several other factors, such as expected retirement dates and mortality, enter into the determination of the actuarial present value of the accumulated benefit obligation.

SAVINGS AND INVESTMENT PLANS

  The Company sponsors savings and investment plans available for substantially all employees under which the Company matches a portion of employee contributions. During 1996, 1995 and 1994, the Company contributed $42 million, $49 million and $53 million, respectively, to the plans.

OTHER POSTRETIREMENT BENEFITS

  The Company also provides certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to such benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

  The following table sets forth the postretirement health care and life insurance plans' combined status reconciled with the amount included in the Company's consolidated balance sheets.

                                                                 1996    1995
                                                                ------  ------
DECEMBER 31 (in millions)
Accumulated postretirement benefit obligation:
 Retirees...................................................... $1,170  $1,223
 Fully eligible active employees...............................    135     111
 Active employees not eligible to retire.......................    378     366
                                                                ------  ------
  Total........................................................  1,683   1,700
Plan assets (Company insurance contracts) at contract value....    897     804
                                                                ------  ------
Plan assets less than accumulated postretirement benefit obli-
 gation........................................................   (786)   (896)
Unrecognized net (loss) gain from past experience different
 from that assumed and from
 changes in assumptions........................................    (20)    108
                                                                ------  ------
Accrued nonpension postretirement benefit cost at December 31.. $ (806) $ (788)
                                                                ======  ======

  The components of the net periodic nonpension postretirement benefit cost are as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
YEARS ENDED DECEMBER 31 (in millions)
Service cost.................................................. $ 41  $28   $ 43
Interest cost on accumulated postretirement benefit obliga-
 tion.........................................................  127  115    122
Actual return on plan assets (Company insurance contracts)....  (58) (63)   (56)
Net amortization and deferrals................................    2   (9)    (1)
                                                               ----  ---   ----
Net periodic nonpension postretirement benefit cost........... $112  $71   $108
                                                               ====  ===   ====

  The assumed health care cost trend rate used in measuring the accumulated nonpension postretirement benefit obligation was generally 9.5 percent in 1996, gradually decreasing to 5.25 percent over 12 years and 10.0 percent in 1995 decreasing to 5.25 percent over 12 years. The weighted average discount rate used in determining the accumulated postretirement benefit obligation ranged from 7.0 percent to 7.75 percent at December 31, 1996 and was 7.25 percent at December 31, 1995.

  If the health care cost trend rate assumptions were increased 1.0 percent, the accumulated postretirement benefit obligation as of December 31, 1996 would be increased 9.0 percent. The effect of this change on the sum of the service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1996, would be an increase of
13.0 percent.

8. LEASES

 LEASE INCOME ON REAL ESTATE

  During 1996, 1995 and 1994, the Company received $1,658 million, $1,523 million and $1,538 million, respectively, in lease income related to its wholly owned real estate portfolio. In accordance with industry practice, certain of the Company's lease agreements with retail tenants result in income that is contingent on the level of the tenants' sales revenues. At December 31, 1996, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate is $853 million, $783 million, $695 million, $607 million and $526 million for 1997 and each of the succeeding four years, respectively, and $1,609 million thereafter.

 LEASE EXPENSE

  The Company has entered into various lease agreements for office space, data processing and other equipment. Future gross minimum rental payments under noncancelable leases for 1997 and the succeeding four years are $129 million, $110 million, $91 million, $70 million and $55 million, respectively, and $74 million thereafter. Minimum future sublease rental income on these noncancelable leases is $30 million, $25 million, $32 million, $23 million and $17 million for 1997 and the succeeding four years, respectively, and $45 million thereafter.

9. DEBT

  Debt consisted of the following:

                                                                    1996   1995
                                                                   ------ ------
DECEMBER 31 (in millions)
6.300% surplus notes scheduled to mature on November 1, 2003.....  $  396 $  395
7.000% surplus notes scheduled to mature on November 1, 2005.....     248    248
7.700% surplus notes scheduled to mature on November 1, 2015.....     197    197
7.450% surplus notes scheduled to mature on November 1, 2023.....     296    296
7.875% surplus notes scheduled to mature on February 15, 2024....     148    148
7.800% surplus notes scheduled to mature on November 1, 2025.....     248    247
Mortgage debt, due 1997 through 2015, interest rates ranging from
7.25% to 10.25%..................................................      96    187
Other............................................................     425    627
                                                                   ------ ------
 Total long-term debt............................................   2,054  2,345
Short-term debt..................................................   3,311  3,235
                                                                   ------ ------
 Total...........................................................  $5,365 $5,580
                                                                   ====== ======

  Payments of interest and principal on the surplus notes may be made only with the prior approval of the Superintendent of Insurance of the State of New York ("Superintendent"). Subject to the prior approval of the Superintendent, the 7.45 percent surplus notes may be redeemed, as a whole or in part, at the election of the Company at any time on or after November 1, 2003.

  At December 31, 1996, aggregate maturities of the long-term debt based on required principal payments at maturity for 1997 and the succeeding four years amounted to $72 million, $22 million, $106 million, $38 million and $9 million, respectively, and $1,828 million thereafter.

  As of December 31, 1996, the Company had unused lines of credit under agreements with various banks having a principal amount of $1,821 million.

10. CONTINGENCIES

  Litigation seeking compensatory and/or punitive damages relating to the marketing by the Company of individual life insurance (including putative class and individual actions) has been instituted by or on behalf of policyholders and others, and additional litigation relating to the Company's life insurance marketing may be commenced in the future. In addition, an investigation into certain life insurance marketing, which was commenced by the Office of the United States Attorney for the Middle District of Florida, in conjunction with a grand jury, as early as 1994, has not been terminated.

  Numerous litigation, claims and assessments against the Company, in addition to the aforementioned, have arisen in the course of the Company's business, operations and activities. In certain of these matters, including actions with multiple plaintiffs, very large and/or indeterminate amounts, including punitive and treble damages, are sought.

  While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in all such matters, it is the opinion of the Company's management that their outcome, after consideration of the provisions made in the Company's financial statements, is not likely to have a material adverse effect on the Company's financial position.

11. OTHER OPERATING COSTS AND EXPENSES

  Other operating costs and expenses consisted of the following:

                                                          1996    1995    1994
                                                         ------  ------  ------
YEARS ENDED DECEMBER 31 (in millions)
Compensation costs...................................... $1,813  $1,607  $1,553
Commissions.............................................    722     853     700
Interest and debt issue costs...........................    311     285     264
Amortization of policy acquisition costs................    637     684     601
Capitalization of policy acquisition costs.............. (1,028) (1,060) (1,062)
Rent expense, net of sublease...........................    180     184     179
Restructuring charges...................................     18      88     --
Other...................................................  2,058   1,644   1,265
                                                         ------  ------  ------
 Total.................................................. $4,711  $4,285  $3,500
                                                         ======  ======  ======

  During 1996 and 1995, the Company recorded restructuring charges primarily related to the consolidation of administration and agency sales force leased office space and costs relating to workforce reductions.

12. FAIR VALUE INFORMATION

  The estimated fair value amounts of financial instruments presented below have been determined by the Company using market information available as of December 31, 1996 and 1995, and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value for financial instruments for which there are no available market value quotations.

  The estimates presented below are not necessarily indicative of the amounts the Company could have realized in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                       ESTIMATED
                                                    NOTIONAL CARRYING    FAIR
                                                     AMOUNT   VALUE      VALUE
                                                    -------- --------  ---------
DECEMBER 31, 1996 (in millions)
Assets
 Fixed maturities..................................          $86,361    $86,588
 Equity securities.................................            2,816      2,816
 Mortgage loans on real estate.....................           18,964     19,342
 Policy loans......................................            5,842      5,796
 Short-term investments............................              741        741
 Cash and cash equivalents.........................            2,325      2,325
Liabilities
 Policyholder account balances.....................           30,470     30,611
 Short- and long-term debt.........................            5,365      5,331
Other financial instruments
 Interest rate swaps...............................  $1,242      --         (14)
 Interest rate caps................................   1,946       20         14
 Foreign currency swaps............................     207      --         (23)
 Foreign currency forwards.........................     151        3          3
 Covered call options..............................      25       (2)        (2)
 Unused lines of credit............................   1,821      --           1

                                                                       ESTIMATED
                                                    NOTIONAL CARRYING    FAIR
                                                     AMOUNT   VALUE      VALUE
                                                    -------- --------  ---------
DECEMBER 31, 1995 (in millions)
Assets
 Fixed maturities..................................          $87,752    $88,227
 Equity securities.................................            1,749      1,749
 Mortgage loans on real estate.....................           17,216     18,161
 Policy loans......................................            5,714      5,884
 Short-term investments............................            1,769      1,769
 Cash and cash equivalents.........................            1,930      1,930
Liabilities
 Policyholder account balances.....................           31,595     31,974
 Short- and long-term debt.........................            5,580      5,594
Other financial instruments
 Interest rate swaps...............................  $2,031      (29)       (40)
 Interest rate caps................................   2,711       32         15
 Foreign currency swaps............................      89       --          4
 Foreign currency forwards.........................     121        1          1
 Covered call options..............................      25       (2)        (2)
 Futures contracts.................................   1,402      (19)       --
 Unused lines of credit............................   1,645      --           1

  For fixed maturities that are publicly traded, estimated fair value was obtained from an independent market pricing service. Publicly traded fixed maturities represented approximately 80 percent of the estimated fair value of the total fixed maturities as of December 31, 1996 and 1995. For all other bonds, estimated fair value was determined by management, based primarily on interest rates, maturity, credit quality and average life. Included in fixed maturities are loaned securities with estimated fair values of $7,293 million and $8,418 million at December 31, 1996 and 1995, respectively. Estimated fair values of equity securities were generally based on quoted market prices. Estimated fair values of mortgage loans were generally based on discounted projected cash flows using interest rates offered for loans to borrowers with comparable credit ratings and for the same maturities. Estimated fair values of policy loans were based on discounted projected cash flows using U.S. Treasury rates to approximate interest rates and Company experience to project patterns of loan accrual and repayment. For cash and cash equivalents and short-term investments, the carrying amount is a reasonable estimate of fair value.

  The fair values for policyholder account balances are estimated using discounted projected cash flows, based on interest rates being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

  The estimated fair value of short- and long-term debt was determined using rates currently available to the Company for debt with similar terms and remaining maturities.

  For interest rate and foreign currency swaps, interest rate caps, foreign currency forwards, covered call options and futures contracts, estimated fair value is the amount at which the contracts could be settled based on estimates obtained from dealers. The estimated fair values of unused lines of credit were based on fees charged to enter into similar agreements.

13. STATUTORY FINANCIAL INFORMATION

  The FASB Interpretation and the FASB Standard referred to in Note 1 required mutual life insurance companies to adopt all standards promulgated by the FASB in their general purpose financial statements. The effect (except for the adoption of SFAS No. 115 in 1994) of applying the Interpretation and the Standard is as follows:

                                 (IN MILLIONS)
      DECEMBER 31, 1993,
      statutory surplus:
       MetLife historical......     $ 6,406
       The New England
       historical..............         401
       Adjustments to conform
       statutory accounting
       policies................        (315)
                                    -------
                                      6,492
      Adjustments to GAAP:
         Future policy benefits
       and policyholder account
       balances................      (3,975)
       Deferred policy
       acquisition costs.......       6,142
       Deferred income taxes...       1,032
       Valuation of
       investments.............      (2,216)
       Statutory asset
       valuation reserves......       1,743
       Statutory interest
       maintenance reserve.....         962
       Surplus notes...........        (629)
       Other, net..............         (38)
                                    -------
      January 1, 1994, Equity..     $ 9,513
                                    =======

  The following reconciles net change in statutory surplus and statutory surplus determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities with net earnings and equity on a GAAP basis.

                                                              1996  1995  1994
                                                              ----  ----  -----
YEARS ENDED DECEMBER 31 (in millions)
Net change in statutory surplus:
 MetLife historical.......................................... $366  $260  $(102)
 The New England historical..................................  --     (8)   231
 Adjustments to conform statutory accounting policies........  --    (23)   (65)
                                                              ----  ----  -----
                                                               366   229     64
Adjustments to GAAP:
 Future policy benefits and policyholder account balances.... (165)  (17)  (464)
 Deferred policy acquisition costs...........................  391   376    461
 Deferred income taxes.......................................  (74)  (97)    47
 Valuation of investments....................................  (84)  106    (53)
 Statutory asset valuation reserves..........................  599    30    313
 Statutory interest maintenance reserve......................   19   284    (58)
 Surplus notes...............................................  --   (622)  (148)
 Other, net.................................................. (199)  410    (48)
                                                              ----  ----  -----
 Net Earnings................................................ $853  $699  $ 114
                                                              ====  ====  =====

                                                                1996     1995
                                                               -------  -------
DECEMBER 31 (in millions).....................................
Statutory surplus:
 MetLife historical........................................... $ 7,151  $ 6,564
 The New England historical...................................     --       624
 Adjustments to conform statutory accounting policies.........     --      (403)
                                                               -------  -------
                                                                 7,151    6,785
 Adjustments to GAAP:
  Future policy benefits and policyholder account balances....  (5,742)  (6,781)
  Deferred policy acquisition costs...........................   7,227    6,508
  Deferred income taxes.......................................     264      (28)
  Valuation of investments....................................     610    3,070
  Statutory asset valuation reserves..........................   2,684    2,085
  Statutory interest maintenance reserve......................   1,208    1,189
  Surplus notes...............................................  (1,393)  (1,391)
  Other, net..................................................     (26)     317
                                                               -------  -------
  Equity...................................................... $11,983  $11,754
                                                               =======  =======

                            APPENDIX TO PROSPECTUS

                             OPTIONAL INCOME PLANS

  The insurance proceeds when the insured dies, the value payable on surrender of a VAI, and the full withdrawal of VAI cash values, instead of being paid in one lump sum, may be applied under one or more of the following income plans. Values under the income plans do not depend upon the investment experience of a separate account. The selection of an income plan can significantly affect the federal income tax consequences associated with the Policy proceeds. Owners and beneficiaries should consult with qualified tax advisers in this regard.

OPTION 1. Interest income

  The amount applied will earn interest which will be paid monthly. Withdrawals of at least $500 each may be made at any time by written request.

OPTION 2. Installment Income for a Stated Period

  Monthly installment payments will be made so that the amount applied, with interest, will be paid over the period chosen (from 1 to 30 years).

OPTION 2A. Installment Income of a Stated Amount

  Monthly installment payments of a chosen amount will be made until the entire amount applied, with interest, is paid.

OPTION 3. Single Life Income--Guaranteed Payment Period

  Monthly payments will be made during the lifetime of the payee with a chosen guaranteed payment period of 10, 15 or 20 years.

OPTION 3A. Single Life Income--Guaranteed Return

  Monthly payments will be made during the lifetime of the payee. If the payee dies before the total amount applied under this plan has been paid, the remainder will be paid in one sum as a death benefit.

OPTION 4. Joint and Survivor Life Income

  Monthly payments will be made jointly to two persons during their lifetime and will continue during the remaining lifetime of the survivor. A total payment period of 10 years is guaranteed.

  Other Frequencies and Plans. Instead of monthly payments, the owner may elect to have payments made quarterly, semiannually or annually. Other income plans may be arranged with Metropolitan Life's approval.

  Choice of Income Plans. When an income plan starts, a separate contract will be issued describing the terms of the plan. Specimen contracts may be obtained from Metropolitan Life sales representatives, and reference should be made to these forms for further details.

  Limitations. If the payee is not a natural person, the choice of an income plan will be subject to Metropolitan Life's approval. A collateral assignment will modify a prior choice of income plan. The amount due the assignee will be payable in one sum and the balance will be applied under the income plan. A choice of an income plan will not become effective unless each payment under the plan would be at least $50. Income plan payments may not be assigned and, to the extent permitted by law, will not be subject to the claims of creditors.

  Income Plan Rates. Amounts applied under the interest income and installment income plans will earn interest at a rate set from time to time by Metropolitan Life but never less than 3% per year. Life income payments will be based on a rate set by Metropolitan Life and in effect on the date the amount to be applied becomes payable, but never less than the minimum payments guaranteed in the Policy. Such minimum guaranteed payments are based on certain assumed mortality rates and an interest rate of 3%.

 METLIFE (R)

                                      VAI

                 VARIABLE ADDITIONAL INSURANCE DIVIDEND OPTION



PROSPECTUSES FOR

 . VARIABLE ADDITIONAL INSURANCE DIVIDEND OPTION

 ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY

 . METROPOLITAN SERIES FUND, INC.


                                     [ART]

                    ML-UL2 ( /98 EDITION) PRINTED IN U.S.A.
                          96041ASX (EXP0597) MLIC-LD

                                    PART II

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

    UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

  Directors, officers and employees of Metropolitan Life are indemnified by Metropolitan Life and insured under its Directors and Officers Liability Policy in the amount of $50,000,000, subject to a $5,000,000 deductible.

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life pursuant to the foregoing provisions, or otherwise, Metropolitan Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan Life of expenses incurred or paid by a director, officer or controlling person of Metropolitan Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                REPRESENTATION WITH RESPECT TO FEES AND CHARGES

  Metropolitan Life represents that the fees and charges deducted under the rider described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life under the rider. Metropolitan Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Metropolitan Life to earn a profit, the degree to which the rider includes innovative features, and regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all riders issued pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein based on supplements, amendments, endorsements or other riders to such riders or any related base policies or prospectus, or otherwise.

                      CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement comprises the following papers and documents:

    The facing sheet.

    Cross-Reference Table.

    The Prospectus, consisting of 65 pages.

    Undertaking to File Reports.

    Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

    Representation with respect to fees and charges.

    The signatures.

    Written Consents of the following persons:

      Independent Auditors (to be filed by pre-effective amendment) Counsel (included in Exhibit 2 listed below)
      Company Actuary (included in Exhibit 5 listed below) (to be filed by pre-effective amendment)

    The following exhibits:

      1.A (1) --Resolution of Board of Directors of Metropolitan Life
               effecting the establishment of Metropolitan Life Separate
               Account UL...............................................   ++++
     (2)      --Not Applicable
     (3)      --(a) Not Applicable
              --(b) Form of Selected Broker Agreement...................   ++++
              --(c) Schedule of Sales Commissions.......................    ++
     (4)      --Not applicable
     (5)      --(a) Variable Additional Insurance Rider.................     +
              --(b) L98 fixed benefit Life Insurance Policy.............     +


     (6)      --(a) Charter and By-Laws of Metropolitan Life............    +++
              --(b) Amendment to By-laws................................    +++
     (7)      --Not Applicable
     (8)      --Not Applicable
     (9)      --Not Applicable
     (10)     --Form of Application for Rider (included in Exhibits 5(a)
               and (b) listed above)
      2.      --Opinion and consent of Counsel as to the legality of the
               securities being registered..............................     +
      3.      --Not Applicable
      4.      --Not Applicable
      5.      --Opinion and consent of          relating to the VAI (to
               be filed by pre-effective amendment)
      6.      --Powers of Attorney......................................   +++++
      7.      --Method of Computing Exchange pursuant to Rule 6e-
               3(T)(b)(13)(v)(B) under the Investment Company Act of
               1940 (not required because there will be no cash value
               adjustments)
      8.      --Memoranda describing certain procedures filed pursuant
               to Rule 6e-3(T)(b)(12)(iii)..............................   ++++
     27.      --Financial Data Schedule (to be filed by pre-effective
               amendment)

--------
    + Filed herewith.
   ++ Incorporated by reference from "Distribution of the Policies" in the
      Prospectus included herein.
  +++ Incorporated by reference to the filing of Post-Effective Amendment No.
      4 to the Registration Statement of Separate Account UL (File No. 33-57320) on March 1, 1996.
 ++++ Incorporated by reference to the filing of Post-Effective Amendment No.
      5 to the Registration Statement of Separate Account UL (File No. 33-47927) on April 30, 1997.
+++++ Incorporated by reference to the filing of Post-Effective Amendment No.
      5 to the Registration Statement of Separate Account UL (File No. 33-47927) on April 30, 1997 except for Robert H. Benmosche whose power of attorney is filed herewith.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, METROPOLITAN LIFE INSURANCE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, AND ITS SEAL TO BE HEREUNTO AFFIXED AND ATTESTED, ALL IN THE CITY OF NEW YORK, STATE OF NEW YORK, THIS 13TH DAY OF NOVEMBER, 1997.

                                          METROPOLITAN LIFE
                                           INSURANCE COMPANY
(Seal)

                                                    /s/ Gary A. Beller
                                          By: ________________________________
                                              GARY A. BELLER, ESQ. EXECUTIVE
                                             VICE-PRESIDENT & GENERAL COUNSEL

            /s/ Ruth Gluck
Attest: _____________________________
      RUTH GLUCK, ESQ. ASSISTANT
               SECRETARY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE


*                                      Chairman, Chief
-------------------------------------   Executive Officer
           HARRY P. KAMEN               and Director
                                        (Principal
                                        Executive Officer)

*                                      President, Chief
-------------------------------------   Operating Officer
         ROBERT H. BENMOSCHE            and Director

*                                      Senior Executive
-------------------------------------   Vice-President and
          STEWART G. NAGLER             Chief Financial
                                        Officer (Principal
                                        Financial Officer)

*                                      Senior Vice-
-------------------------------------   President and
         FREDERICK P. HAUSER            Controller
                                        (Principal
                                        Accounting Officer)

*                                      Director
-------------------------------------
         CURTIS H. BARNETTE

*                                      Director
-------------------------------------
            GERALD CLARK

*                                      Director
-------------------------------------

          JOAN GANZ COONEY

     /s/ Christopher P. Nicholas                               November 13, 1997
*By _________________________________
    CHRISTOPHER P. NICHOLAS, ESQ.
          ATTORNEY-IN-FACT

              SIGNATURE                         TITLE                DATE

                  *                     Director
-------------------------------------
         BURTON A. DOLE, JR.

                  *                     Director
-------------------------------------
          JAMES R. HOUGHTON

                  *                     Director
-------------------------------------
          HELENE L. KAPLAN

                  *                     Director
-------------------------------------
         CHARLES M. LEIGHTON

                  *                     Director
-------------------------------------
           ALLEN E. MURRAY

                  *                     Director
-------------------------------------
         JOHN J. PHELAN, JR.

                  *                     Director
-------------------------------------
          JOHN B. M. PLACE

                  *                     Director
-------------------------------------
            HUGH B. PRICE

                  *                     Director
-------------------------------------
         ROBERT G. SCHWARTZ

                  *                     Director
-------------------------------------
       RUTH J. SIMMONS, PH.D.

                  *                     Director
-------------------------------------
          WILLIAM S. SNEATH

                                        Director
-------------------------------------
       WILLIAM C. STEERE, JR.

     /s/ Christopher P. Nicholas                               November 13, 1997
*By _________________________________
    CHRISTOPHER P. NICHOLAS, ESQ.
          ATTORNEY-IN-FACT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, METROPOLITAN LIFE SEPARATE ACCOUNT UL, HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED, ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, AND ITS SEAL TO BE HEREUNTO AFFIXED AND ATTESTED, ALL IN THE CITY OF NEW YORK, STATE OF NEW YORK THIS 13TH DAY OF NOVEMBER, 1997.

                                          METROPOLITAN LIFE SEPARATE ACCOUNT
                                          UL
                                            (REGISTRANT)

                                            By: METROPOLITAN LIFE INSURANCE
                                                COMPANY
                                                   (DEPOSITOR)


(Seal)
                                                       /s/ Gary A. Beller
                                              By: _____________________________
                                                      GARY A. BELLER, ESQ.
                                                  EXECUTIVE VICE-PRESIDENT AND
                                                        GENERAL COUNSEL

            /s/ Ruth Gluck
Attest: _____________________________
      RUTH GLUCK, ESQ. ASSISTANT
               SECRETARY